SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	April	2013

Commission File Number	000-13727
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Information Circular: Notice of 2013 Annual General and Special Meeting of Shareholders, dated April 10, 2013.

2	Form of Proxy for the 2013 Annual General and Special Meeting of Shareholders.

This report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-10 (No. 333-180304) and on Form S-8 (Nos. 333-149580, 333-180494 and 333-180495) that have been filed with the Securities and Exchange Commission.

Document 1

NOTICE OF
2013 ANNUAL GENERAL AND SPECIAL

MEETING OF SHAREHOLDERS

____________

INFORMATION CIRCULAR

APRIL 10, 2013

“Our mission is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.”

What’s inside
Notice of our 2013 Annual General and Special Meeting of Shareholders	i
Management Information Circular	1
About the Meeting	3
Voting	5
About the Nominated Directors	9
About the Auditor	12
Having a ‘Say on Pay’	12
Corporate Governance	13
Ethical Business Conduct	13
About the Board	13
Board Committees	14
Summary of Attendance of Directors	18
Director Compensation	19
Executive Compensation	22
Compensation Discussion and Analysis	22
Components of Executive Compensation	31
Summary Compensation Information	43
Termination of Employment, Change in Responsibilities and Employment Contracts	45
Share Ownership and Holding Requirements	46
Other Information	47

Notice of our 2013 Annual General and Special
Meeting of Shareholders

When	Where
Monday, May 13, 2013	Arbutus Room at the Four Seasons Hotel
2:00 p.m. (Vancouver time)	791 West Georgia Street, Vancouver, British Columbia
We will cover five items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2012 and the auditor’s report thereon

2.	Elect 8 directors to hold office until our 2014 annual meeting of shareholders

3.	Reappoint Deloitte LLP as the independent auditor to hold office until our 2014 annual meeting of shareholders and authorize the directors to set the auditor’s pay

4.	An advisory resolution approving our approach to executive compensation

5.	Other business

Your vote is important.

You are entitled to receive this notice and vote at our 2013 annual meeting of shareholders if you owned common shares of Pan American Silver Corp. as of the close of business on April 3, 2013 (the record date for the meeting).

The accompanying Circular contains important information about what the meeting will cover, who can vote and how to vote.  Please read it carefully.

If you have any questions about the procedures to be followed to qualify to vote at the meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Robert Pirooz

Robert Pirooz,
General Counsel and Director

Vancouver, British Columbia
April 10, 2013

- i -

Management Information Circular

You have received this management information circular (the Circular) because our records indicate that you owned Pan American common shares as of the close of business on April 3, 2013, (the record date) for the 2013 annual general and special meeting of shareholders to be held on Monday, May 13, 2013 (the Meeting).  You have the right to attend the Meeting and vote on various items of business in person or by proxy.  You retain these rights if the Meeting is adjourned or postponed.

Both the Board of Directors (the Board) and management of Pan American encourage you to vote.  Our management will be soliciting your vote for this Meeting and any Meeting that is reconvened if it is postponed or adjourned.

Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by our directors, officers and employees of or by our registrar and transfer agent.  We have retained Kingsdale Shareholder Services as our proxy solicitation agent for the meeting to whom customary fees for such services will be paid.  We will bear all costs of solicitation.
Unless otherwise indicated, all currency amounts stated in this Circular are stated in the lawful currency of the United States.

This Circular is dated April 10, 2013.  Unless otherwise stated, information in this Circular is as of April 3, 2013.

In this document, we, us, our, Pan American and the Company mean Pan American Silver Corp.

You, your and shareholder mean holders of common shares of Pan American.

Your vote is important.  This Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the Meeting in person.

Receiving Documents

This Circular is expected to be mailed to our shareholders on or about April 12, 2013 with a proxy or voting instruction form, in accordance with applicable laws.

This Circular and other materials are being sent to both registered and non-registered shareholders.

If you are a registered shareholder, send your completed proxy by fax or mail, or on the internet, to Computershare Investor Services Inc.  They must receive your proxy by 2:00 p.m. (Vancouver time) on Thursday, May 9, 2013, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Meeting.  The chairman of the Meeting has the discretion to accept late proxy forms.

If you are a non-registered shareholder and you have received these materials from us or our agent, we have obtained your name, address and information about your shareholdings from your securities broker, custodian, nominee, fiduciary or other intermediary holding these securities on your behalf in accordance with applicable requirements of securities regulators.  By sending these materials to you directly, we (and not your intermediary) have assumed responsibility for delivering them to you and executing your proper voting instructions.  Please return your voting instructions as specified in the enclosed voting information form.

If you are a non-registered shareholder and object to us receiving access to your personal name and address, we have provided these documents to your broker, custodian, fiduciary or other intermediary to forward to you.  Please follow the voting instructions that you receive from your intermediary.  Your intermediary is responsible for properly executing your voting instructions

As a shareholder, you can decide if you want to receive our interim and annual financial statements and management’s discussion and analysis (MD&A).  To receive these materials, please complete the enclosed card to send us your instructions, complete the request contained on the form of proxy provided in connection with the Meeting or register online at www.computershare.com/mailinglist.

Additional Information

You can find financial information relating to Pan American in our comparative financial statements and MD&A for our most recently completed financial year.  See our MD&A, financial statements and our annual information form (or Form 40-F) for additional information about us.  These documents are available:

•	on our website (www.panamericansilver.com)
•	on SEDAR (www.sedar.com)
•	on EDGAR (www.sec.gov/edgar.shtml)

You can also request copies of these documents or additional copies of this Circular, free of charge by contacting our corporate secretary:

Corporate Secretary	panamericansilver.com
Pan American Silver Corp.	604-684-1175 (call toll-free)
1500 – 625 Howe Street	604-684-0147 (fax)
Vancouver, British Columbia V6C 2T6

Our Board has approved the contents of this Circular and have authorized us to send it to you.  We have also sent a copy to each of our directors and our auditor.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Robert Pirooz

Robert Pirooz,
General Counsel and Director

Vancouver, British Columbia
April 10, 2013

About the Meeting

Items of Business

We’ll cover five items of business:

1.      Receiving our consolidated financial statements for the financial year ended December 31, 2012, and the auditor’s report

2.      Electing eight directors to the board to hold office until the end of our 2014 annual meeting of shareholders

3.      Appointing Deloitte LLP as our independent auditor and Authorizing the directors to set the auditor’s pay

4.      ‘Say on Pay’

5.      Other business

Our transfer agent and registrar is Computershare Investor Services Inc. (Computershare). They will act as scrutineer of the meeting and are responsible for counting the votes on our behalf.
Receiving Our Financial Statements and the Auditor’s Report

Our consolidated financial statements for the year ended December 31, 2012, and the auditor’s report are included in our 2012 annual report, which is being mailed to all shareholders and is available on our website (www.panamericansilver.com) and on SEDAR (www.sedar.com).

A representative from Deloitte LLP, the independent auditor for 2012, will be at the meeting to answer any questions.

Electing Directors (see page 9)

You will elect eight directors to the Board. The director nominees are:

Ross J. Beaty	Geoffrey A. Burns
Michael L. Carroll	Christopher Noel Dunn
Neil de Gelder	Robert P. Pirooz
David C. Press	Walter T. Segsworth
Directors are elected for a one-year term, which expires at the end of our 2014 annual meeting of shareholders.

Appointing the Independent Auditor and Setting the Auditor’s Pay (see page 12)

You will vote on appointing our auditor.  The Board, on the recommendation of the Audit Committee, has recommended that Deloitte LLP be reappointed as the independent auditor to serve until the end of our 2014 annual meeting of shareholders. You will vote on authorizing the Board to set the auditor’s pay for the ensuing year.

‘Say on Pay’ (see page 12)

You will vote on our approach to executive compensation as disclosed in this Circular.  Your vote is advisory and non-binding, and will provide the Board and the Human Resources and Compensation Committee with important feedback.

Other Business

If other items of business are properly brought before the meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.  As of the date of this circular, we are not aware of any other items of business to be considered at the meeting.

Quorum and Approval

We need a quorum of shareholders to transact business at the Meeting.  According to our articles of incorporation, a quorum for the transaction of business at a general meeting is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares carrying the right to vote at that meeting.

Voting

Who Can Vote

You are entitled to receive notice of and vote at the Meeting to be held on May 13, 2013, if you held Pan American common shares as of the close of business on April 3, 2013, the record date for the Meeting.

Each share you own entitles you to one vote on each item of business to be considered at the Meeting.

How to Vote

You can vote by proxy or voting instruction form or you can attend the Meeting and vote your shares in person.

Questions about voting? Contact: Computershare Investor Services Inc. Attention: Stock Transfer Services 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y12 Tel: 1-800-564-6253 (toll free)
Voting by Proxy or Voting Instruction Form

Voting by proxy or by voting instruction form is the easiest way to vote.  It means you are giving someone else (called your proxyholder) the authority to attend the Meeting and vote your shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

Non-Registered Shareholders

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of:

●     your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account; or

●     a clearing agency, like CDS.

OBOs are objecting beneficial shareholders who do not want us to know their identity.

NOBOs are non-objecting beneficial shareholders that do not object to us knowing their identity.

Under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, we can deliver proxy-related materials directly to NOBOs.  Our agent sends NOBOs the Meeting materials and a voting instruction form, along with instructions for completing the form and returning it to them.  Our agent is responsible for following the voting instructions it receives, tabulating the results and then providing appropriate instructions to our transfer agent, Computershare.

The voting process is different depending on whether you are a registered or non-registered shareholder.

You are a registered shareholder if your name appears on your share certificate.

You are a non-registered shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder.

Be sure to follow the appropriate voting procedure carefully.

If you are an OBO, we must send the Meeting materials to your intermediary so they or their service company can forward them to you, unless you’ve waived the right to receive certain proxy-related materials.  The package should include a voting instruction form for you to complete with your voting instructions.

In order to vote using the voting instruction form:

●
NOBOs: Fill in the voting instruction form you received with this package and carefully follow the instructions provided.  You can send your voting instructions by phone or by mail or through the internet.

●
OBOs: Sign and date the voting instruction form your intermediary sends to you, and follow the instructions for returning the form.  Your intermediary is responsible for properly executing your voting instructions.

If you are a non-registered shareholder and would like additional information or assistance in completing your voting instruction form or in obtaining the required information to submit your vote on the matters to be dealt with at the meeting, you may contact Kingsdale Shareholder Services Inc. toll-free at 1-877-659-1825, or by email at contactus@kingsdaleshareholder.com.

Registered Shareholders

You are a registered shareholder if you hold a share certificate in your name.

Our President and Chief Executive Officer, Geoffrey A. Burns, or failing him, our General Counsel, Robert P. Pirooz have agreed to act as the Pan American management proxyholders in connection with the Meeting.  You can appoint someone other than the Pan American management proxyholders to attend the Meeting and vote on your behalf.  If you want to appoint someone else as your proxyholder, strike out the names on the enclosed proxy form and print the name of the person you want to appoint as your proxyholder in the space provided.  This person does not need to be a Pan American shareholder.

On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and if you specify a choice on a matter, your shares will be voted accordingly.  If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your shares as he or she sees fit.

It is important you provide voting instructions with your proxy.  If you appoint the Pan American management proxyholders, but do not tell them how to vote, your shares will be voted:

●	for the nominated directors listed on the proxy form and in this Circular
●	for reappointing Deloitte LLP as the independent auditor
●	for authorizing the Board to set the auditor’s pay
●	for the advisory resolution on our approach to executive compensation

This is consistent with the voting recommendations of the Board.  If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the Pan American management proxyholders will vote according to management’s recommendation.

If you appoint someone other than the Pan American management proxyholders to be your proxyholder, that person must attend and vote at the Meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholders’ attorney with proof that they are authorized to sign.  If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, where applicable, and must be executed by an officer or an attorney who has written authorization.  If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original, or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, you may vote by phone, by mail or on the internet.

Computershare must receive your proxy by 2:00 p.m. (Vancouver time) on Thursday, May 9, 2013, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia)

prior to the time set for the Meeting or any adjournment or postponement of the Meeting.  The chairman of the Meeting has the discretion to accept late proxy forms.

Voting by Telephone:

You may vote your shares by telephone by dialling the following toll-free number from a touch tone telephone: 1-866-732-8683.  If you vote by telephone, you will need your control number, which appears below your name and address on your proxy form.

Voting by Mail:

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare in the envelope provided.

If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.
Attention:  Proxy Department
100 University Avenue
9th Floor
Toronto, Ontario  M5J 2Y1

Voting on the Internet:

Go to www.investorvote.com and follow the instructions on screen.  If you vote using the internet, you will need your control number, which appears at the bottom of the first page of your proxy form.

Attending the Meeting and Voting in Person

Non-Registered Shareholders

●	NOBOs: Follow the instructions on the voting instruction form. You must request a legal proxy form granting you the right to attend the Meeting and vote in person.

●	OBOs: Follow the instructions on the voting instruction form from your intermediary, and request a proxy form, which grants you the right to attend the Meeting and vote in person.

When you arrive at the Meeting, make sure you register with a representative from Computershare so your voting instructions can be taken at the Meeting.

Registered Shareholders

Do not complete the enclosed proxy form if you want to attend the Meeting and vote in person.  Simply register with a representative from Computershare when you arrive at the Meeting.

Send Your Voting Instructions Right Away

Your vote will only be counted if Computershare receives your voting instructions before 2:00 p.m. (Vancouver time) on Thursday, May 9, 2013, if you are submitting your voting instructions online or by telephone, or if you are sending the proxy form by mail.

Make sure the proxy form is properly completed and that you allow enough time for it to reach Computershare if you are sending it by mail.

If the Meeting is postponed or adjourned, Computershare must receive your voting instructions at least 48 hours before the Meeting is reconvened.

Changing Your Vote

Non-Registered Shareholders

Only registered shareholders have the right to revoke a proxy.

Non-registered shareholders can change their vote:

●	NOBOs: contact our agent on the voting instruction form right away so they have enough time before the Meeting to arrange to change their vote.

●	OBOs: contact your intermediary right away so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization.  You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note must have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization.  The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

Pan American Silver Corp.
Suite 1500, 625 Howe Street
Vancouver, British Columbia
Canada, V6C 2T6
Attention: Corporate Secretary

You can also give your written notice to the chairman of the Meeting on the day of the Meeting.  If the Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you’ve sent in your completed proxy form and since decided that you want to attend the Meeting and vote in person, you need to revoke the proxy form before you vote at the Meeting.

Processing the Votes

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf.

We will file the voting results of the Meeting on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) after the Meeting.

About the Nominated Directors

Our Board has determined that eight directors will be elected at the Meeting for the ensuing year based on the mix of skills and experience the Board believes are necessary to effectively fulfil its duties and responsibilities.  All nominated directors served on our Board last year.

Our Policy on Majority Voting

We have adopted a majority voting policy where any nominee proposed for election as a director is required to tender their resignation if the director receives more withheld votes than for votes (i.e., a majority of withheld votes) at any meeting where shareholders vote on the uncontested election of directors.  An uncontested election means the number of director nominees for election is the same as the number of directors to be elected to the Board.  The Nominating and Governance Committee will then submit a recommendation regarding whether or not to accept the resignation to the Board.  Within 90 days of receiving the final voting results, the Board will issue a press release either announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation.  A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Nominating and Governance Committee at which the resignation is considered.

Nominees for Election as Directors

The term of office of each of the present directors expires at the close of the Meeting.  Persons named below will be presented for election at the Meeting as management’s nominees.  Unless otherwise instructed, the accompanying form of proxy will be voted for management’s nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder’s shares are to be withheld from voting on the election of directors.  Each director elected will hold office until the close of our next annual meeting of shareholders or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out information about management’s nominees for election as directors, including:

●	The municipality and province or state in which each nominee is ordinarily resident

●	All offices at Pan American currently held by each nominee

●	Each nominee’s principal occupation, business or employment

●	The period of time for which each nominee has served as a director

●	The number of shares of Pan American beneficially owned by each nominee, directly or indirectly, or over which each nominee exercises control or direction as at April 3, 2013

Name, Residence and Position	Principal Occupation, Business or Employment Since 2007	Number of Shares Held
Ross J. Beaty Vancouver, B.C. Canada Chairman (independent) Member of the Finance Committee	Executive Chairman of Alterra Power Corp Chairman of the Company Director of the Company since September 30, 1988	2,118,680 Shares (1) 0 Options

Geoffrey A. Burns North Vancouver, B.C. Canada President, Chief Executive Officer and Director (non-independent) Member of the Health, Safety and Environment Committee and the Finance Committee	President and Chief Executive Officer of the Company Director of the Company since July 1, 2003	58,373 Shares 123,308 Options

Michael L. Carroll Walnut Creek, California USA Director (independent) Chair of the Audit Committee Member of the Finance Committee	Corporate Director Director of the Company since January 1, 2011	4,000 Shares 0 Options

Christopher Noel Dunn Boston, MA USA Director (independent) Chair of the Finance Committee Member of the Human Resources and Compensation Committee and Nominating and Governance Committee	Corporate Director Director of the Company since January 1, 2012	941 Shares 0 Options

Neil de Gelder Q.C. Vancouver, B.C. Canada Director (independent) Chair of Nominating and Governance Committee Member of the Audit Committee	Executive Vice President, Stern Partners Director of the Company since July 3, 2012	1,000 Shares 12,245 Options

Robert P. Pirooz Q.C. Vancouver, B.C. Canada General Counsel and Director (non-independent)	General Counsel of the Company Director of the Company since April 30, 2007	7,664 Shares 88,526 Options

Name, Residence and Position	Principal Occupation, Business or Employment Since 2007	Number of Shares Held

David C. Press West Vancouver, B.C. Canada Director (independent) Chair of the Health, Safety and Environment Committee Member of the Audit Committee and Human Resources and Compensation Committee	Corporate Director Director of the Company since May 13, 2008	5,391 Shares 0 Options

Walter T. Segsworth (2) West Vancouver, B.C. Canada Lead Director (independent) Chair of the Human Resources and Compensation Committee Member of the Health, Safety and Environment Committee	Corporate Director Director of the Company since May 12, 2009	7,944 Shares 0 Options

Notes:
(1)	160,000 of these shares are held by Kestrel Holdings Ltd., a private company owned by Mr. Beaty.
(2)	Lead independent director. As lead independent director, Mr. Segsworth holds in-camera meetings with all independent directors of the Board and reports back on those in-camera meetings to the Board.

The municipality and province or state of residence, principal occupation and business or employment of each director is not within the knowledge of our directors or senior officers and has been furnished by the individual nominees.  The number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table has been obtained from publicly available insider reporting as at April 3, 2013 or has been provided by individual nominees.

Cease trade orders, bankruptcies, penalties or sanctions

Except as set out below, in the last 10 years, none of the proposed directors has, or has been a director, chief executive officer or chief financial officer (while, or within a year of, acting in that capacity) of any company (including ours) that has:

•	become bankrupt,
•	made a proposal under legislation relating to bankruptcy or insolvency,
•	been subject to or instituted any proceedings, arrangement of compromise with creditors, or
•	had a receiver, receiver manager or trustee appointed to hold its assets, or the assets or the nominated director.

Mr. Pirooz was formerly a director of Pacific Ballet British Columbia Society (the Ballet).  On December 23, 2008, within a year following Mr. Pirooz’s resignation from the Board of Directors of the Ballet, the Ballet filed a Notice of Intention to Make a Proposal under subsection 50.4(1) of the Bankruptcy and Insolvency Act.  Subsequently, on January 9, 2009, the proposal was unanimously accepted by the creditors of the Ballet.

None of our nominated directors are, or have been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to:

•	a cease trade order,
•	an order similar to a cease trade order, or
•	an order that denied the relevant company access to any exemption,

that was issued while the nominated director was acting in that capacity, or that was issued after the nominated director was no longer acting in that capacity, and which resulted from an event that occurred while that person was acting in that capacity.

None of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority.

About the Auditor

Deloitte LLP has been our auditor since October 26, 1993.  The auditor conducts the annual audit of our financial statements and provides audit-related, tax and other services and reports to the Audit Committee of the Board.  Unless otherwise instructed, the accompanying form of proxy will be voted for the reappointment of Deloitte LLP as our auditor to hold office until our 2014 annual meeting of shareholders and for the authorization of the Board to fix auditor’s pay.

Auditor’s fees

The table below shows the fees earned by Deloitte LLP for services in 2011 and 2012:(1)

	Year ended December 31, 2012 ($)	Year ended December 31, 2011 ($)
Audit Fees	2,223,000	1,760,000
Audit Related Fees	27,000	421,000
Tax-Related Fees	470,000	22,000
Other Fees	43,000	12,000
Total:	$2,763,000	$2,215,000

Note:
(1)	The Audit Committee approved all audit and non-audit services provided to us by Deloitte LLP in 2012 and 2011.

‘Say on Pay’

We are committed to being on the forefront of corporate governance issues.  Accordingly, you will have the opportunity to vote on our approach to executive compensation at the Meeting.  Since the resolution is advisory in nature, it will not be binding. However, we and, in particular, the Human Resources and Compensation Committee, will consider the outcome of the vote as part of our ongoing review of executive compensation. For information on our approach to executive compensation see “Executive Compensation” beginning on page 22. Unless otherwise instructed, the accompanying form of proxy will be voted for this ordinary resolution.

The full text of the advisory resolution on our approach to executive compensation is as follows:

Be it resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in Pan American’s information circular for the annual meeting of shareholders of Pan American to be held on Monday, May 13, 2013.

Corporate Governance

The Board believes that good corporate governance is important to our effective performance and plays a significant role in protecting our shareholders’ interests and maximizing shareholder value.

Guidelines for effective corporate governance of listed companies are established by a number of sources, including:

•	National Instrument 58-101 - Disclosure of Corporate Governance Practices (NI 58-101)
•	National Instrument 58-201 - Corporate Governance Guidelines (NI 58-201 and, together with NI 58-101, the Corporate Governance Disclosure Rules)
•	Sarbanes-Oxley Act of 2002
•	Nasdaq’s corporate governance requirements (the Nasdaq Rules)

The Board is of the view that our system of corporate governance meets or exceeds these guidelines.

With the goal of continuously improving and enhancing our corporate governance standards and best practices, over the last three years we have presented a “say on pay” resolution to our shareholders and have adopted a majority voting policy on the election of directors.

Our overall corporate governance practices are compared with the NI 58-101 guidelines for effective corporate governance in Appendix A to this Circular.

Ethical Business Conduct

As part of its stewardship responsibilities, in February of 2003 the Board adopted formal Standards of Ethical Conduct which were designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. These standards were revised, amended and restated as a Code of Ethical Conduct in December of 2005 in light of the adoption of the Corporate Governance Disclosure Rules. This Code was again revised, amended and restated as a Global Code of Ethical Conduct (the Code) in August of 2011 to contemplate, among other things, our Global Anti-Corruption Policy that was adopted in May of 2011.  The Code is applicable to all of our directors, officers and employees.

The Board, through the Nominating and Governance Committee and the Audit Committee, monitors compliance with the Code and is responsible for the granting of any waivers from the Code to directors or executive officers.  We will disclose any waiver from the requirements of the Code granted to our directors or executive officers in our next subsequent quarterly report.

About the Board

The Board has overall responsibility for corporate governance matters through:

•	The development and approval of corporate policies and guidelines
•	Assisting in the definition of corporate objectives and assessing key plans
•	Evaluating our performance on a regular basis

Among other things, the Board is guided by legislative and other governance standards, as well as stock exchange rules and industry best practices.  In addition, the Board has developed a mandate which sets out written terms of reference for the Board’s authority, responsibility and function.  This mandate was revised, amended and restated in April 2003, March 2005 and again in November 2005, in light of the adoption of NI 52-110, the Corporate Governance Disclosure Rules, the provisions of the Sarbanes-Oxley Act of 2002 and the Nasdaq Rules.  The Board, as a whole or through its committees, periodically reviews and assesses our policies and guidelines, as well as our governance practices, to ensure they are appropriate and current.

The Board is comprised of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute effectively to the oversight and guidance of Pan American. The Board has a majority of independent directors.  Independence is in part a legal and regulatory construct, but is also evaluated on the basis that such directors are able to act objectively and in an unfettered manner, free from material relationships with us.

The Board has established five committees that each play a role in our business:

•	Audit
•	Health, Safety and Environment
•	Nominating and Governance
•	Human Resources and Compensation
•	Finance

Each committee acts on issues that fall within its particular purview, but also on matters that overlap between committees and ultimately may involve the Board as a whole. The Board has developed charters or mandates for each of its committees which establish their specific roles and responsibilities, and has also adopted governance guidelines for certain of its committees.  Committee members are appointed annually following our annual meeting of shareholders.

In fulfilling its governance responsibilities, the Board has delegated a significant portion of the day-to-day responsibility for corporate governance to the Nominating and Governance Committee.  The Nominating and Governance Committee is responsible for developing and implementing Board governance best practices and works closely with our General Counsel and our Corporate Secretary to ensure that it stays aware of developments and emerging trends in corporate governance.  The Nominating and Governance Committee regularly reports, advises and makes recommendations on governance related matters to the Board.  Please refer to the description of the Nominating and Governance Committee below for a more detailed description of its composition, function and responsibilities.

In addition, the Board relies on management to ensure we are conducting our everyday business to the appropriate standards and also to provide regular, forthright reports to the Board and its committees.

Composition of the Board and Independence

The Board currently consists of eight directors, six of whom, Ross J. Beaty, Michael L. Carroll, Christopher Noel Dunn, Neil de Gelder, David C. Press, and Walter T. Segsworth, qualify as independent directors under the Corporate Governance Disclosure Rules and the Nasdaq Rules, and are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests.  Geoffrey A. Burns and Robert P. Pirooz are related directors who are not independent due to their management positions with us.  As such, the Board is currently 75% independent.

The independent members of the Board meet without the presence of the non-independent directors and management at every regularly scheduled meeting and at such other Board meetings as they deem appropriate.  These in-camera meetings are led by the lead director, Mr. Segsworth.  In addition, the Audit Committee regularly holds in-camera sessions with our auditor or amongst themselves.  Other committees of the Board also hold in-camera sessions on an ad-hoc basis.

Board Committees

The following is a description of the composition and mandate for each of the committees of the Board.

Audit Committee

The Audit Committee is currently composed of three directors, each of whom is an unrelated and independent director for the purposes of the Corporate Governance Disclosure Rules and all of whom are independent directors for purposes of the Nasdaq Rules and as required by the Audit Committee Charter.  The Audit Committee regularly holds in-camera sessions without management present.

The chair of the Audit Committee is currently Michael Carroll.

All members of the Audit Committee are financially literate.  We consider financial literacy to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.  Mr. Carroll has significant employment experience in finance and accounting - he previously served as chair of the Audit Committee and designated financial expert of Centenario Copper Corporation - and has the requisite professional experience in accounting to meet the criteria of a financial expert within the meaning of section 407 of the Sarbanes-Oxley Act of 2002.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of our financial statements and accounting processes, and the independent auditor qualifications and independence.  In this regard the Audit Committee has primary responsibility for our financial reporting, accounting systems and internal controls.  The Audit Committee has the following duties and responsibilities:

•	Assisting the Board in fulfilling its responsibilities relating to our accounting and reporting practices
•	Reviewing our audited financial statements and recommending whether such statements should be approved by the Board
•	Reviewing and approving our unaudited interim financial statements
•	Reviewing and approving our MD&A and any press releases related to the annual and interim financial statements or any MD&A before we disclose this information
•
Recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual meeting of shareholders and, where appropriate, the removal of our independent auditor

•	Recommending to the Board the compensation to be paid to our independent auditor
•	Reviewing the audit engagement and scope of audits to be conducted by our independent auditor
•	Monitoring and evaluating the independence and performance of our independent auditor
•	Overseeing the work of our independent auditor, including the resolution of any disagreements between management and the independent auditor regarding financial reporting
•	Pre-approving all non-audit services to be provided to us by our independent auditor prior to the commencement of such services
•	In consultation with management and the independent auditor, reviewing the integrity, adequacy and timeliness of our financial reporting and internal control structure
•	Monitoring our compliance with legal and regulatory requirements related to financial reporting and disclosure
•	Discussing with management and the independent auditor the adequacy and effectiveness of our financial accounting systems and internal control procedures
•	Reviewing and approving the appointment of our chief financial officer and key financial executives
•
Establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters

•	Annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board’s formal written mandate
•	Any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it

The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditor, as it determines necessary to carry out its duties.  We will pay the costs of such advisors.  The Audit Committee also has oversight responsibility for our internal audit group and function, and reviews and assesses internal audit findings.  Additional information relating to the Audit Committee is contained in our

Annual Information Form for the year ended December 31, 2012 under the heading “Audit Committee” and in Appendix A hereto.

The Audit Committee has prohibited the use of our independent auditor for the following non-audit services:

•	Bookkeeping or other services related to our accounting records or financial statements
•
Financial information systems design and implementation, except for services provided in connection with the assessment, design and implementation of internal account controls and risk management controls

•
Appraisal or valuation services, fairness opinions or contribution-in-kind reports, where the results of any valuation or appraisal would be material to our financial statements or where the accounting firm providing the appraisal, valuation, opinion or report would audit the results

•	Actuarial services
•	Internal audit outsourcing services
•	Management functions or human resources functions
•	Broker-dealer, investment advisor or investment banking services
•	Legal services
•	Expert services unrelated to audits

Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the HRCC) is currently comprised of three directors, each of whom is an independent director as required by the HRCC Mandate, and for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq Rules.  In addition, none of the members of the HRCC is currently an executive officer of any other public company.  The HRCC holds in-camera sessions without management present when appropriate.

The chair of the HRCC is Walter T. Segsworth.

The HRCC reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning, of our executive officers.  In addition, the HRCC is responsible for reviewing any agreements with executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure, policies and our incentive programs, as well as delivering an annual report to shareholders on executive compensation.  The HRCC annually reviews and makes recommendations to the Board for approval with respect to annual and long term corporate goals and objectives relevant for determining the compensation for our CEO, and annually reviews the performance of our CEO relative to the goals and objectives established.

More details about the HRCC and its work can be found in the Executive Compensation section of this Circular.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee currently consists of three directors, one of whom, Mr. Geoffrey Burns, is an executive member of the Board.  We believe that the Health, Safety and Environment Committee should have management nominees because they are in the best position to analyze any issues that arise in this area, as well as to effect and implement any desired changes or policies.

The chair of the Health, Safety and Environment Committee is David C. Press.

We recognize that proper care of the environment and the health and safety of our employees is integral to our existence, our employees, the communities in which we operate and all of our operations.  Accordingly, we have directed our operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies and to our Health and Safety Policy and Environmental Policy (the HSE Policies). Our operating subsidiaries have responsibility for compliance with the HSE Policies, including being committed to, among other things:

•	Meet or exceed the standards set by the applicable environmental laws and regulations of the countries and regions in which they operate
•	Consider alternative sources of energy generation and implement where appropriate efficiency programs that contribute to the reduction of the intensity of our energy use
•	Explore, design, construct, operate and close mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts
•	Educate employees regarding environmental matters and promote employee participation in minimizing environmental impacts
•	Conduct regular reviews and report findings to management and the Board of Directors to ensure compliance with this policy
•	Proactively and diligently address potential environmental concerns of our stakeholders
•	Implement environmental management system at all operations
•	Prominently display and promote this policy to all employees and contractors and disclose it to all of our stakeholders

The Health, Safety and Environment Committee oversees audits made of all construction, exploitation, remediation and mining activities undertaken by our operating subsidiaries, to assess consistency with the Global Statement, HSE Policies and industry best practices.

Nominating and Governance Committee

The Nominating and Governance Committee currently consists of two directors, each of whom is an independent director as required by the Nominating and Governance Committee Charter, and for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq Rules.  The Nominating and Governance Committee holds in-camera sessions without management present when appropriate.

The chair of the Nominating and Governance Committee is Neil de Gelder.

The Nominating and Governance Committee:

•	Oversees the effective functioning of the Board
•	Oversees the relationship between the Board and our management
•	Ensures that the Board can function independently of management at such times as is desirable or necessary
•	Assists the Board in providing efficient and effective corporate governance for the benefit of shareholders
•	Identifies possible nominees for the Board, and reviews nominee and member qualification
•	Ensures that new directors are provided with an orientation and education program
•	Evaluates the performance of each individual director
•	Reviews our Global Code of Ethical Conduct

The Nominating and Governance Committee also reviews and makes recommendations to the Board with respect to:

•	The independence of each director
•	The competencies, skills and experience that each existing director should possess
•	The appropriate size and composition of the Board
•	The appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to the committees
•	The compensation of our directors in light of time commitments, comparative fees, risks and responsibilities
•	The directorships, if any, held by our directors and officers in other corporations
•	Our corporate governance disclosure

Finance Committee

The Board has a Finance Committee which currently consists of four directors, one of whom, Mr. Geoffrey Burns, is an executive member of the Board.  We believe that the Finance Committee should have management nominees because they have day-to-day knowledge of our financial matters and are in the best position to effect and implement any desired changes or policies.  The purpose of the Finance Committee is to assist the Board in monitoring and reviewing our financial structure, investment policies and financial risk management programs and make recommendations to the Board in connection therewith.

The chair of the Finance Committee is Christopher Noel Dunn.

The Finance Committee’s responsibilities include:

•	Reviewing the policies underlying our financial plan to ensure its adequacy and soundness in providing for our operational and capital plans
•	Reviewing our debt and equity structure
•	Reviewing the establishment and maintenance of a dividend policy
•	Reviewing proposed major financing activities, including any related tax planning
•	Reviewing the method for financing our proposed major acquisitions
•	Assessing policies and procedures for entering into investments and reviewing investment strategies for our cash balances
•	Reviewing our financial risk management program, including any significant commodity, currency or interest rate hedging programs
•	Making recommendations to the Board with respect to the foregoing

Summary of Attendance of Directors

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2012:

Director	Board	Audit	Human Resources and Compensation	Nominating and Governance	Health, Safety and Environment	Finance	Total Attendance
	8 meetings	6 meetings	6 meetings	1 meeting(3)	4 meetings	3 meetings
Ross J. Beaty	8	-	-	-	-	-	100%
Geoffrey A. Burns	8	-	-	-	4	2	93%
Michael Carroll	8	6	-	-	-	3	100%
Christopher Noel Dunn	8	-	6	1	-	3	100%
Neil de Gelder(1)	3 of 3	-	-	-	-	-	100%
Michael J.J. Maloney(2)	7 of 7	6	-	1	-	-	100%
Robert P. Pirooz	8	-	-	-	-	-	100%
David C. Press	8	6	6	-	4	-	100%
Walter T. Segsworth	8	-	6	-	4	-	100%

Notes:
(1)	Mr. de Gelder was appointed to the Board on July 3, 2012.
(2)	Mr. Maloney resigned from the Board on December 7, 2012.
(3)
The Nominating and Governance Committee met informally to consider a Board appointee recommendation, but otherwise conducted their business throughout the year by resolution in writing in lieu of formal meetings.

Director Compensation

We establish director compensation based on a comparative with other companies in the mining industry and in contemplation of the duties and responsibilities of our directors, both at a Board level and the committee level. Our approach to director compensation is based on offering competitive compensation to recruit and retain highly qualified individuals to serve on our Board.

Executive directors are not paid for their services as directors.

Our independent directors are paid for their services as directors through a combination of retainer and meeting fees. Independent director compensation is not performance based and they do not participate in compensation programs established for management.

The following table details the retainer and meeting fee structure for our independent directors as at December 31, 2012.

DIRECTOR RETAINER AND MEETING FEES 2012
Type	Amount
Annual Board Chairman Retainer	CAD$120,000
Annual Board Retainer (non-Chairman)(1)	$90,000
Lead Director Annual Retainer	$10,000
Audit Committee Chair retainer	$14,000
audit Committee Member Retainer	$6,000
Human resources and Compensation Committee Chair Retainer	$8,000
Health, Safety and Environment Committee Chair Retainer	$8,000
Nominating and Governance Committee Chair Retainer	$5,000
Board and Committee Meeting Fee (Per meeting)	$1,000
Note: (1) Payable in cash, shares or options as described below.

Other than the chairman, each of our independent directors receives an annual Board retainer fee of $90,000, starting on the date of the annual meeting of shareholders at which he or she is elected or re-elected as a director and ending on the date immediately prior to the date of our next annual meeting of shareholders.  Other than the chairman, each of the independent directors receives their annual board retainer fee, net of applicable taxes, in one of the following three forms:

•	Cash
•	Pan American common shares
•	Options to purchase Pan American common shares

If a director elects to receive options, the exercise price of such options will be equal to the weighted average trading price of our shares on the TSX on the five trading days (on which at least one Board lot of the shares was traded) prior to the annual meeting of shareholders. The options will vest immediately and will expire ten years after the date on which they were granted.

In 2012, four directors elected to receive a cash payment, two directors elected to receive Pan American common shares, and one director elected to receive options to purchase Pan American common shares.

In 2012, the chairman received an annual fee of CAD$120,000, paid in cash net of applicable taxes, plus reimbursable expenses of approximately CAD$100,000 to cover the administrative costs of running the chairman’s office.

All non-Canadian resident directors also receive the cost of their Canadian tax filings as part of their compensation.  We reimburse our directors for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for corporate purposes.

The following table sets forth all amounts of compensation earned by the directors for their services to us during the 2012 calendar year, with the exception of Geoffrey A. Burns and Robert P. Pirooz who receive compensation as executives but do not receive compensation for services as directors.

Name	Fees earned (1)(8) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ross J. Beaty(4)	120,000	-	-	-	-	100,000(5)	220,000
Geoffrey A. Burns	-	-	-	-	-	-	Nil(2)
Michael Carroll	121,000	-	-	-	-	2,030(3)	123,030
Christopher Noel Dunn	107,000	-	-	-	-	1,575(3)	108,575
Neil de Gelder	3,000	-	81,775(7)	-	-	-	84,775
Michael J.J. Maloney	114,000	-	-	-	-	750(3)	114,750
Robert P. Pirooz	-	-	-	-	-	-	Nil(2)
David C. Press	38,000	90,000(6)	-	-	-	-	128,000
Walter T. Segsworth	36,000	90,000(6)	-	-	-	-	126,000

Notes:
(1)	Includes Board annual retainer fees, plus committee retainer fees and all meeting attendance fees.
(2)	Mr. Pirooz and Mr. Burns are executive members of the Board and therefore receive no compensation for services as directors.
(3)	Includes costs provided to non-Canadian resident directors for the preparation of their Canadian tax returns.
(4)	Amounts for Mr. Beaty are shown in Canadian dollars.
(5)	Mr. Beaty receives reimbursement of expenses to cover the administrative costs of running the Chairman’s office.
(6)	Mr. Press and Mr. Segsworth elected to take their board annual retainers by way of Pan American common shares.
(7)	Mr. de Gelder elected to take his board annual retainer by way of stock options.
(8)	Retainer fees are paid each May for services performed between the Company’s annual meetings.

Director Share Ownership Requirements

At its December 2012 meeting, the Board of Directors of the Company approved a share ownership requirement for its non-executive directors.  Members of the Board felt that the requirement would improve director alignment with shareholders and would improve the Company’s overall director compensation practices.  Under the requirement, directors are required to hold a minimum of 5,000 common shares within three years of joining the board.

Directors’ and Officers’ Liability Insurance

We maintain Directors’ and Officers’ Liability insurance coverage through a primary policy and three excess layers for a 13 month period from August 31, 2012 (the Policy Term) with an aggregate limit of liability of $40,000,000 to cover our directors and officers and our subsidiaries, individually and as a group.  Included in this $40,000,000 limit is a form of specialty Side A coverage being a $10,000,000 limit dedicated to directors and officers.  There is no retention applicable for non-indemnifiable loss, crisis loss, or derivative investigation costs.  We would bear the first $100,000 of any other loss, except in the cases of losses arising in connection with securities claims (a defined term) where the insured company would bear the first $250,000 of any loss.

Executive Compensation

Compensation Discussion and Analysis

Introduction

This section provides information relating to our executive compensation program for 2012.  We refer to our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and our two other most highly paid executive officers as our Named Executive Officers or NEOs.  For 2012, our NEOs were:

•	Geoffrey Burns, Chief Executive Officer
•	Steve Busby, Chief Operating Officer
•	A. Robert Doyle, Chief Financial Officer
•	Michael Steinmann, Executive Vice President, Corporate Development and Geology
•	Andres Dasso, Senior Vice President, Operations

This section also contains the following information:

•	A summary of our 2012 performance
•	Our compensation risk management assessment
•	Compensation governance: the activities and work plan of the HRCC
•	Work performed by compensation consultants
•	Our compensation philosophy, objectives of compensation programs, and peer group consideration
•	Components of executive compensation: 2012 performance criteria and pay decisions for our NEO’s

Summary of our 2012 Performance(1)

In 2012, we had another exceptional year in financial and operating performance:

•	Record silver production of 25.1 million ounces and record gold production of 112,300 ounces, generating record revenues of $928.6 million

•	Cash costs were $12.03 per ounce of silver, net of by-product credits

•	Mine operating earnings were $311.4 million

•	Net earnings were $87.5 million, or $0.62 per share

•	Adjusted earnings were $177.9 million, or $1.26 per share

We finished the year with cash flow from operations, before changes in working capital, of $215.5 million, or $1.53 per share.

We invested $41.7 million to repurchase approximately 2.4 million shares of the Company under the Company’s normal course issuer bid and paid total cash dividends of $24.9 million or $0.20 per share.

During 2012, the Company completed the acquisition of Minefinders Corporation Ltd. and integrated the Dolores mine into our portfolio of assets.  We also divested the high-cost Quiruvilca mine in Peru and completed the best safety performance in the history of the company.

Note:
(1)
Cash costs per ounce, adjusted earnings and cash flow from operations are not prepared in accordance with generally accepted accounting principles (non-GAAP) but are used by the Company and investors to evaluate performance.  Cash costs per ounce does not have a standardized meaning prescribed by international financial reporting standards (IFRS) as an indicator for performance and is therefore unlikely to be comparable to similar measures presented by other issuers.  Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.   Please refer to the Company’s MD&A for the year ended December 31, 2012 under the heading “Alternative Performance (Non-GAAP) Measures” (which section is incorporated by reference herein) for a complete description of these non-GAAP measures.

Performance Graph

The following graph shows the change in value of $100 invested in our common shares between December 31, 2008 and December 31, 2012, compared to a similar investment in the S&P TSX Composite Index, assuming reinvestment of dividends.  The graph also depicts total annual compensation for our NEOs in each particular year from 2008 to 2012 for comparison purposes

	(CAD$)
	Pan American Silver Corp. Closing Price	Base	S&P TSX Composite	Base
December 31, 2008	$ 21.01	100.00	8,988	100.00
December 31, 2009	$ 25.06	119.28	11,746	130.69
December 31, 2010	$ 40.93	195.32(1)	13,443	149.57
December 30, 2011	$ 22.28	106.68(1)	11,955	133.01
December 31, 2012	$ 18.64	90.07(1)	12,434	138.33

Note:
(1)   Assuming reinvestment of dividends.

The relationship between total compensation of our Named Executive Officers and our performance is graphically depicted above. Although the total annual compensation of our Named Executive Officers does not directly correlate to our cumulative total shareholder return over the five most recently completed financial years, our executive compensation program has reflected significant factors affecting our performance and the mining sector during the period.

As an example, despite the positive economic environment and our success during the first half of 2008, the precipitous fall of metal prices and economic downturn in the second half of the year resulted in us instituting a number of cost cutting measures including a 10% reduction in salaries for all senior management and a decision that no awards would be payable under our annual incentive plan for 2008.  With the recovery of the markets and improved economic conditions during 2009, the salaries were re-instated and incentive plan awards were granted in connection with 2009 performance.

Compensation Risk Management

Among other things, in designing compensation programs, setting objectives, and making incentive awards, the Board and the HRCC carefully consider potential risks.  During 2012, the HRCC conducted a risk assessment to evaluate the potential risks associated with compensation programs as they relate to short term and long term decision-making by our executives.  A number of business risks were mapped to the decision-makers and compensation programs including:

•	Resource estimation and reserve determination
•	Achievement of annual production and cost targets in balance with long-term development requirements at our operations
•	Achieving safety results and meeting environmental requirements

The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features.

As a result of the review, neither the HRCC nor the Board identified any compensation practices that are reasonably likely to have a material adverse effect on us.  The design of compensation programs and Board oversight provide a number of controls to mitigate compensation risks, including the following:

•
Appropriate balance of metrics and weightings: Short-term incentive program objectives include a balance of growth, safety, and operating performance and are approved by the HRCC, providing a balanced focus on our immediate requirements without sacrificing the growth required to sustain our business.  Base salaries are market competitive, thus reducing the over-reliance on variable compensation.

•	Capping of maximum payouts: The short-term incentive program is capped at 200%, thus limiting windfall payouts.

•
Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time.  Furthermore, the HRCC feels that stock ownership requirements and the current level of stock ownership encourages the executives to consider long-term performance and multi-year goals in their decision-making.

•
Funding of incentive programs: The short-term incentive program is funded with current cash.  The long-term incentive program is funded with current cash or by the issuance of shares and options.  Both the short and long-term incentive programs may be changed, amended or suspended at any time at the Board’s sole discretion.  Our stock option and compensation share plan (the Stock Option Plan)  limits the number of compensation shares that may be issued on annual basis to 200,000.

•
Control features/plan governance: Goals and metrics for 2012 were reviewed by the HRCC and approved by the Board.  Final award payout levels and cash incentives to key executives for 2012 were reviewed by the HRCC and approved by the Board, either of which may have exercised their discretion to alter the award amounts.

•
Time horizon of payments or realization of value: Short-term incentive awards for 2012 were made in March of 2013, following the performance year.  The 2012 long-term incentive program option awards vest over two years and have life of seven years, the restricted share unit awards vest over two years, while compensation shares issued to employees have a two year hold period.  The recipients of these awards realize an increase or decrease in value based on share price.

•
Share ownership policies: Senior executives are subject to and are in compliance with a share ownership policy which aligns their interests with those of shareholders.  The share ownership policy is described below.

•	Restrictions on hedging and derivative trading: Company’s executives are prohibited from engaging in hedging or derivative trading with our securities.

•
Clawback provision: Both the short and long-term incentive plans include a clawback provision.  If an executive is determined to be responsible for fraud or misconduct in providing financial or other results in an incentive program, the Board may recoup the entire amount of incentive compensation from the executive.

The HRCC has incorporated an annual compensation risk review into its work plan, reports its findings to the Board on an annual basis, and takes appropriate action to reduce compensation risks when deemed necessary.

Compensation Governance

Composition of the Human Resources and Compensation Committee

As discussed under the section of this Circular titled Board Committees, the purpose of the HRCC is to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues.  In addition, the HRCC reviews, approves and oversees the administration of our share compensation plans.

The HRCC is composed of three independent directors who possess the relevant knowledge and experience to serve on the HRCC and ensure completion of the committee’s mandate.

Mr. Walter Segsworth is currently the chair of the HRCC and has served in this capacity since May 2010.  Mr. Segsworth holds a Bachelor of Science in Mining Engineering from Michigan Tech and has over 38 years of experience in mining in Canada and overseas. Mr. Segsworth has served as an executive of several mining companies including Westmin Resources, where he was President and CEO, and Homestake Mining Company, where he was President and COO.  He currently serves as a director for Alterra Power Corp., Gabriel Resources Ltd., Heatherdale Resources Ltd., Nova Copper Inc. and Roxgold Inc.  Mr. Segsworth is past chairman of both the Mining Associations of British Columbia and Canada and was named British Columbia’s Mining Person of the year in 1996.  His ongoing leadership and executive experience complement his understanding of compensation matters, performance management, and the human resources challenges in the mining industry.

Mr. David Press has served on the HRCC since 2008.   Mr. Press is a mining engineer with almost 40 years of diversified experience in the mining industry.  He has worked in underground and open pit mines across Canada as well as in the United States and Australia.  While with Homestake Mining Company, he held the position of Director, Mine Engineering and Development. In that capacity he provided technical support to all Homestake operations as well as leading the evaluation and investigation efforts for potential acquisitions on a world-wide basis.  Mr. Press graduated from Nottingham University with an honours degree in mining engineering in 1967.  His executive experience and service with the HRCC provide him with a solid background in executive and Board compensation matters.

Mr. Christopher Dunn has served on the HRCC since 2011.  Mr. Dunn has over 25 years’ experience in the investment banking industry, having worked as a Managing Director in London for Goldman Sachs, as well as having been a Senior Managing Director and Head of Global Mining and Metals for Bear Stearns. He is currently non-executive Managing Director of Liberty Metals & Mining, part of Liberty Mutual Group Asset Management Inc., which is focused on private equity investments in natural resources.  Mr. Dunn’s experience and background provide the required skills and knowledge to oversee compensation and human resource matters..

Role and Activities of the HRCC

In addition to a number of other human resources duties contained in the current mandate, the HRCC performs the following activities, through review and consultation with management, in relation to executive compensation:

•	Reviews the overall compensation philosophy, strategy and policies for our officers and employees
•	Administers our Stock Option Plan and determines its use, from time to time, as a form of compensation for our senior management and employees
•	Reviews incentive compensation program payments, including the annual incentive plan and long-term incentive plan

•	Reviews special compensation, recruiting, and retention programs to address unique circumstances, as and when needed
•	Sets performance goals with the CEO, and reviews the performance of the CEO and other executive officers on an annual basis

The HRCC meets at least three times per year, and holds in camera sessions, without the presence of management, as needed.

Activities of the HRCC in 2012

The HRCC met 6 times in 2012 and, among other things, completed the following activities under its mandate:

•	Reviewed our human resources strategy
•	Reviewed performance of the CEO and other executive officers
•	Performed a review of compensation for the CEO and other executive officers
•	Reviewed and recommended senior executive appointments
•	Reviewed and recommended employment agreements
•	Reviewed our compensation philosophy
•	Reviewed the long-term incentive plan, recommending the incorporation of Restricted Share Units (RSUs) as a necessary component of the plan
•	Reviewed and recommended the long-term incentive plan grants, annual incentive plan payments, and long-term contribution plan payments
•	Reviewed change of control provisions in executive employment agreements for the use of double trigger and best practices
•	Reviewed executive officer share ownership compliance
•	Reviewed director compensation and share ownership, recommending to the board the implementation of a director share ownership requirement, as described above
•	Conducted a compensation risk review
•	Reviewed compensation consultant work relationships to ensure independence

Management Role in Compensation Decision-Making

Management participates in the compensation decision-making process as follows:

•	The CEO and the VP of Human Resources participate in HRCC meetings, presenting relevant materials to facilitate HRCC decision-making
•	The CEO recommends performance metrics, performance results, and final award levels for the AIP and LTIP for HRCC and Board consideration
•
Through the CEO and VP of Human Resources, management provides its experiences as to the effectiveness of compensation programs to attract, retain, and reward qualified personnel to oversee our operations

•	Management oversees compensation matters in each office and subsidiary company, within the approved operating budgets and within the parameters of our compensation philosophy

From time to time, other members of the management team are invited to present or participate in meetings.  Management acts in an advisory and informational capacity only and the HRCC maintains strict independence from management.  The Board is ultimately responsible for executive compensation matters.

Use of Compensation Consultants

The HRCC engaged the services of one compensation consultant during 2012:

•
Mercer (Canada) Limited (Mercer), a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. (MMC), has been used since 2010 to assist the HRCC in determining the compensation for our executive officers

A summary of the fees paid to our compensation consultants for 2011 and 2012 is outlined in the table below:

Name of Consultant	Amount invoiced in 2012 (CAD)	Amount invoiced in 2011 (CAD)
Mercer	$73,008	$50,520
HayGroup	-	$37,161

Compensation Consultants Retention and Independence

We retained Marsh Canada Inc., a separate independent operating company owned by MMC, to provide insurance and brokerage services which were unrelated to executive compensation.  During the 2012 and 2011 financial years, the other fees paid to Marsh Canada Inc. for insurance and brokerage services were CAD$271,367 and CAD$157,761, respectively.

In December 2011, the HRCC directly engaged Mercer to ensure independent compensation advice for 2012.  Under the consulting agreement, the following considerations apply:

•	The HRCC chair approves all work plans
•	Consultants work with management as needed to complete work assignments, but work products are delivered directly to the HRCC chair, with distribution to management if required
•	Additional consulting services are pre-approved by the HRCC

While the HRCC may use compensation consultants to provide additional information and advice in respect of its decision-making, the HRCC makes its determinations independently based on its own experience, analysis and assessments and weighs a broad range of considerations, including current business requirements.

Because of the policies and procedures that Mercer and the HRCC have established, the HRCC is confident that the advice it receives from the individual compensation consultant assigned to us by Mercer is objective and not influenced by Mercer’s or its affiliates’ relationship with us.  These policies and procedures include:

•	The consultant receives no incentive or other compensation based on the fees charged to us for other services provided by Mercer or any of its affiliates
•	The consultant is not responsible for selling other Mercer or affiliate services to us
•
Mercers’ professional standards prohibit the individual consultant from considering other relationships that Mercer or any of its affiliates may have with us in rendering his or her advice and recommendations

•	The HRCC has the sole authority to retain and terminate the executive compensation consultant
•	The consultant has direct access to the HRCC without management intervention
•	The HRCC evaluates the quality and objectivity of the services provided by the consultant each year and determines whether to continue to retain the consultant
•
The protocols set out in the engagement letter with Mercer limit how the consultant may interact with management and govern when and if the consultant’s advice and recommendations can be shared with management

Executive Compensation Decision Making Process

The decision making process related to executive compensation is summarized as follows:

Executive Compensation Philosophy

Our compensation structure is designed to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope, to reward the achievement of defined individual and corporate goals, and to align the interests of the executive with shareholders by rewarding performance that is likely to increase shareholder value.

Each executive officer’s position is evaluated to establish skill requirements and level of responsibility, which provides a basis for internal and external comparisons of positions.  In addition to industry comparables, the Board and the HRCC consider a variety of factors when determining both compensation policies and programs, and individual compensation levels.  These factors include:

•	Our long-term interests and the long-term interests of our shareholders
•	Our overall financial and operating performance
•	Recommendations made by independent compensation consultants retained by the HRCC
•	The Board’s and the HRCC’s assessment of each executive’s individual performance and contribution towards meeting corporate objectives

We believe shareholder value is primarily driven by results, both in terms of financial strength and operating measures such as production and mineral reserve and resource growth.  As such, individual and Company performance goals are based on these and other results through the setting of short and long-term performance objectives.  These objectives include, for example, increased safety, mineral reserve and resource growth, project advancement, targets for production and cost reduction.  These objectives are tied directly to our annual budget and long-term plan, which are approved by the Board.  Executives’ performance is also evaluated against expectations for fulfilling their individual responsibilities and goals within their particular employment function and area of expertise, and therefore is a reflection of their contribution to our success and towards meeting our objectives.  As described in more detail below, executive compensation is in many respects dependent on achieving these individual and Company performance results and is, therefore, also linked to the creation of shareholder value.

The HRCC’s objective in considering compensation is to ensure that compensation reflects performance and is fair and reasonable, but that it is also sufficient to attract and retain qualified and experienced executives.

When considering compensation versus our peers, our compensation goal is to understand and define our target base salaries, target total cash, and target total compensation package compared to a peer group of similar companies in the mining industry.  We also consider the actual total cash and actual total compensation of the peer group.

Based on the compensation studies provided by our independent consultant, the HRCC determines compensation ranges for each NEO in order to attract and retain key talent during an unprecedented shortage of experienced and qualified executives in the mining industry.  The HRCC also considers the following factors when considering target compensation for each NEO:

•	The business impact, costs, and time for recruiting a replacement
•	Our current talent pool in the Company
•	Impact and loss of continuity that may arise from vacancies in key leadership positions
•	The high cost of living in Vancouver, British Columbia, where we are headquartered

The Company has traditionally positioned base salaries and target annual and long-term incentive awards at or below the median of its competitive market, but has also provided its executives with the opportunity to earn higher actual total compensation based on superior performance.

When reviewing the compensation for the NEOs in 2012, the HRCC considered our peer group (as described below under the heading “Use of Peer Groups”).  The 25th, 50th, 60th, and 75th percentiles were defined by Mercer in their compensation study.  Overall, based on the Mercer study, the Company’s target total direct compensation levels for the NEOs is well below the 50th percentile and actual total direct compensation is at or below the 50th percentile.  The CEO compensation is below the 25th percentile on both target and actual total direct compensation. We have seen rapid increases in CEO total compensation within our peer group, which is a sign of the competitive nature of the resource industry labour market.

Realizable Pay

To illustrate pay for performance and alignment with long-term shareholder value creation, the concept of realizable pay is presented.  The realizable value of the Company’s long-term incentive payment vehicles (options, restricted shares and RSUs) increase with share price appreciation and decrease as the share price decreases.  The tables below illustrate the concept of realizable pay for the CEO over the last three financial years, and reflect the target and realizable value for each of the compensation elements.  The target pay considers the target short-term and long-term incentive award levels, while the realizable pay considers the actual short-term incentive awarded and the value of the long-term incentive awards at the closing share price at December 31, 2012, assuming awards were vested.

CEO Target Pay (CAD$)
Year	Salary	Bonus	Stock(1)	Options(1)	Other	Total Pay
2012	$621,000	$341,550	$201,825	$201,825	$203,485	$1,569,685
2011	$600,000	$330,000	$180,000	$180,000	$203,485	$1,493,485
2010	$530,000	$291,500	$159,000	$159,000	$202,040	$1,341,540
Total 3-Year Target Pay:						$4,404,710

CEO Realizable Pay (CAD$)
Year	Salary	Bonus	Stock(2)	Options(2)	Other(3)	Total Pay
2012	$621,000	$409,681	$278,668	0	$221,775	$1,531,304
2011	$600,000	$226,050	$46,376	0	$160,940	$1,033,367
2010	$530,000	$262,350	$91,280	0	$174,551	$1,058,181
Total 3-Year Target Pay:						$3,622,851

Note:
(1)	Assumed 50 / 50 split of Stock Options and RSUs / Common Shares
(2)	Intrinsic value of all equity uses the December 31, 2012 closing stock price of $18.64 CAD, adjusted for election of options and shares
(3)	For the CEO, intrinsic value of common shares, at December 31, 2012, that were purchased using after-tax retention award

Since awards under the long-term incentive plan are made in restricted shares, options and RSUs, the value of long-term awards varies prior to vesting, and the final payouts realized are directly tied to share price appreciation. These incentive plan awards may enjoy a higher potential payout in years where shareholders realize value, but also align the CEO with shareholders when the share price does not appreciate.  Unlike shareholders, the CEO and other NEOs are also restricted from exercising stock options or trading shares during blackout periods and are subject to minimum share ownership, which further aligns their realizable pay with long-term shareholder interests.

Our compensation practices are regularly monitored by the HRCC and modified as required, to ensure we maintain our competitiveness and that we appropriately recognize growth and change within the organization.

Use of Peer Groups

The HRCC uses a number of data sources for executive compensation reviews.  These sources include compensation consultants, published compensation studies, and other market data.

In addition to sources described above, the HRCC has identified peer groups for salary comparisons.  Currently there are only a handful of publically traded, operating, primary silver mining companies.  This group is so limited that it is challenging to make appropriate comparisons of growth, operating performance, and other financial metrics.  Our peer group was selected based on the following criteria:

•	Companies that operate in the same labour, industry, and capital markets
•	Companies that are at a similar stage of development and operate producing mines with comparable complexities
•	Companies with multiple operating locations in different jurisdictions
•	Company size, based on a range from 1/2 to 2 times that of our revenues

During 2012, the peer group companies selected were the following:

•	Agnico-Eagle Mines Limited
•	EIdorado Gold Corp.
•	lAMGOLD Corporation
•	Centerra Gold Inc.
•	New Gold Inc.
•	Hecla Mining Company
•	Coeur D'Alene Mines Corporation
•	Silver Standard Resources Inc.
•	AuRico Gold Inc.

Using this above peer group in addition to a wider industry peer group, Mercer provided a compensation study for the NEOs in 2012.  Based on this study and market data, the HRCC reviews and, if appropriate, adjusts base salaries, short-term incentive targets and long-term incentive targets.  The HRCC then makes recommendations for changes to executive compensation to the Board.

Components of Executive Compensation

Executive officer total compensation is composed of five main components:  base salary, a cash short-term annual incentive program (AIP), a long-term incentive plan (LTIP), a key employee long term contribution plan (Retention Plan) and extended group benefits.  The following table sets out the main components of compensation for our executives and summarizes their key features:

Element	Objective	Key features
Base salary	• Provide a fixed level of cash compensation for performing day-to-day responsibilities	• Set in the first quarter of each year for the 12-month period of January to December, and reviewed as required
AIP	• Focuses executives on achieving annual operating plan and budget and other short-term objectives	• Annual incentive plan based on corporate goals and objectives
LTIP	• Focuses executives on long-term shareholder value, and aligns management’s interests with those of shareholders
•       A minimum of 25% must be provided as RSUs which vest over two years and whose payout value are aligned with share price performance
•       Stock options that vest over two years with a seven-year expiration period
•       Restricted stock awards with a two-year “no trading” restriction

Retention Plan	• Retain critical management and skill sets during unprecedented labour shortages in the mining industry
•      Two equal payments over two years, paid in cash
•      Employee must be with the Company at time of payment and all amounts paid are repayable if employee leaves the Company within six months from the date of any payment

Benefits	• Attract and retain highly qualified executives	• Health, vision, and dental insurance, life insurance, and accidental death and dismemberment insurance

Base Salary

Base salaries are provided to executives as part of the overall compensation package.  Base salaries are designed to attract and retain experienced executives in a highly competitive market.  Base salaries are determined following a review of market data for similar positions in mining companies with international operations of comparable size and scope.  The salary for each executive officer’s position is then determined having regard for the incumbent’s responsibilities, our financial capacity, potential for advancement, and the assessment of the Board and the HRCC of such other matters as are presented by management, including industry comparable base salaries for similar positions.

The HRCC reviewed salaries a number of times in 2012 based on  market analysis prepared by Mercer.  The HRCC determined that an inflationary increase was necessary  in order to maintain competitive base salaries.  Named Executive Officers’ salaries were increased by approximately 3.5% for 2012, based on salary increases anticipated in the metals mining industry.

The table below shows the base salaries of our Named Executive Officers.

Executive	Base Salary 2011(1) (CAD$)	Base Salary 2012(2) (CAD$)	Percentage change
Geoffrey A. Burns President and Chief Executive Officer	$600,000	$621,000	3.50%
A. Robert Doyle Chief Financial Officer	$339,500	$351,500	3.53%
Steven L. Busby Chief Operating Officer	$510,000	$528,000	3.53%
Michael Steinmann Executive Vice President, Corporate Development and Geology	$417,500	$433,000	3.71%
Andres Dasso Senior Vice President, Operations	$406,000	$420,500	3.57%

Notes:
(1)    As of December 31, 2011
(2)    As of December 31, 2012

Annual Incentive Plan

The second component of our executive compensation is an annual cash bonus earned under the guidelines of our AIP.  For all NEOs except the CEO and SVP Operations, AIP payments are determined on the basis of Company and individual performance with 75% of the AIP payment based on our Company performance and 25% based on individual performance.  The CEO’s, AIP payment is based 100% on Company performance.  The ratio may be adjusted periodically by the HRCC, depending on the level of Company, departmental or individual focus desired for future years.

An example of the AIP calculation formula is as follows:

Company Incentive Pay = (Total Target Pay) x (Company performance) x 75%
Individual Incentive Pay = (Total Target Pay) x (Individual performance) x 25%
Total Incentive Pay = Company Incentive Pay + Individual Incentive Pay

The AIP Target Pay ranges from 45% to 50% of base salary for our NEOs, other than the CEO whose AIP Target Pay is 55% of base salary.

Both the individual and Company performance components are compared to a set of annual objectives that have been pre-determined and, in the case of Company performance, approved by the Board.

Company performance objectives include targets for safety, mineral reserve and resource growth, project advancement, silver production, and operating cost and are tied directly to our annual budget, which is also approved by the Board.

Individual performance is based on weighted goals established within each individual’s primary area of responsibility and a substantial portion of each individual’s objectives are linked to supporting the achievement of Company performance objectives.  Company and individual performance are then determined by evaluating the level of achievement of the pre-determined targets on a 0% - 200% basis.  Payouts under the program are capped at 200% of target.

The table below shows AIP targets for our NEOs, as well as notional minimum and maximum payouts.

Executive	Base Salary(1) (CAD$)	Target of base salary	Minimum (0%) (CAD$)	Maximum (200%) (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	$621,000	55%	$0	$683,100
A. Robert Doyle Chief Financial Officer	$351,500	45%	$0	$316,350
Steven L. Busby Chief Operating Officer	$528,000	50%	$0	$528,000
Michael Steinmann Executive Vice President, Corporate Development and Geology	$433,000	50%	$0	$433,000
Andres Dasso Senior Vice President, Operations	$420,500	45%	$0	$378,450

Note:
(1)   Base salary as of December 31, 2012

The table below shows AIP targets and weightings for our NEOs.

Executive	AIP Target (% of Base Salary)	Weighting on Corporate Performance	Weighting on Individual Performance
Geoffrey A. Burns President and Chief Executive Officer	55%	100%	0%
A. Robert Doyle Chief Financial Officer	45%	75%	25%
Steven L. Busby Chief Operating Officer	50%	75%	25%
Michael Steinmann Executive Vice President, Corporate Development and Geology	50%	75%	25%
Andres Dasso Senior Vice President, Operations	45%	50%	50%

For 2012, our performance rating against pre-established annual objectives was 120%, and is described in further detail below. AIP awards are paid in the year following the year in which the recipient’s performance is assessed.  AIP awards were paid in March, 2013 with respect to performance in 2012.

The HRCC recognizes that situations may arise in which unforeseen circumstances may cause formulaic compensation decisions to be inappropriate.  In these circumstances, the formulas may lead to unwanted results that do not accurately reflect real performance and the Board will ultimately determine final compensation within the context of the objectives and current business environment.  For example, the HRCC approved management’s recommendation to forgo the 2008 AIP payment in March 2009 due to metal price and market conditions notwithstanding that Company and individual performance could have justified an AIP payment.   Under the AIP, the HRCC and Board may exercise its discretion in response to special circumstances by, among other things:

•	Suspending or modifying the AIP
•	Deferring, reducing, or cancelling all or part of the AIP payment due, for business reasons
•	Limiting the corporate portion of the AIP payment to 75% of target in the event of a significant environmental or safety incident, as defined by the Health, Safety, and Environmental Committee
•	Recognizing extraordinary achievement or special circumstances by increasing the overall performance by up to 25%

In 2012, the HRCC and Board did not exercise this discretion when considering the AIP Company performance.

Company Performance Objectives – 2012

Performance Category	Metrics	Weighting	Result	Weighted Performance
Safety	• Maintain an LTIF of 2.0 or better(1) • Maintain an LTIS of 1,000 or better(1) • Eliminate fatalities	15%	At year-end, LTIF was 1.11 and LTIS was 616. Fatality objective not met.	20%
Reserve Replacement	• Replace mined reserves by finding 25.6 million contained ounces of silver through exploration programs	15%	Through exploration programs we added 31.2 million ounces, replacing mined reserves successfully and far exceeding target.	30%
Growth	• Acquire an asset or begin an internal expansion program of a current asset which has high probability of significant additional production before the end of 2012 (15%) • Achieve successful integration of Minefinders assets during 2012 (10%) • Achieve conditions to allow permitting of Navidad project (15%) • Complete evaluation of the La Preciosa project and provide a definitive recommendation to the Board of Directors by the end of Q2 (5%)	45%	Completed acquisition of Minefinders, with an anticipated production of 7.08 million silver equivalent ounces of production. Assets were successfully integrated in Canada, US, and Mexico by year end. Law in Chubut was not amended during the year. La Preciosa evaluation was completed by Q2.	37.5%
Operating Performance(2)	• Deliver on silver production and cash cost guidance, net of Minefinders assets.	25%	Production was 22.174 million ounces of silver at a cash cost of $12.95 per silver ounce, net of Minefinders and Quiruvilca.	22.5%
Discretionary Component		Up to 25%	Discretionary component not awarded	0%
	Total:	100%		120%

Notes:
(1)    Based on 1,000,000 man hours.
(2)    Cash costs per ounce are non-GAAP measures .  Please see note on page 22.

Detailed Summary of 2012 Performance

A breakdown of the performance in each performance category is set out below.

Safety

Safety is a top priority for us and safety objectives are set each year.  For 2012, safety objectives and performance factors were set at the following:

	.5	1.0	1.5	2.0
• Maintain an LTIF of 2.0 or better (5%) • Maintain an LTIS of 1,000 or better (5%) • Eliminate fatalities (5%)	2.1 1,200 Fatal accident	2.0 1,000 Fatal accident	1.9 900 Fatal accident	1.8 850 No fatalities

Safety efforts continued to evolve at all operations.  Final safety results were the following:

•
We maintained a lost-time incident frequency (LTIF) of 1.11, achieving a performance rating of 10% against a target of 5%.  We maintained a lost-time incident severity (LTIS) of 616, achieving a performance rating of 10% against a target of 5%

•	We failed to eliminate fatalities during the year, achieving a performance rating of 0% against a target of 5%

Reserve Replacement

For 2012, the reserve replacement objectives and performance factors were set at the following:

.5	1.0	1.5	2.0
•      Replace mined reserves by finding 25.6 million contained oz. of silver through exploration programs (Assumes replacement of 2012 production, and would be adjusted based on any Board approved divestiture and the published Minefinders reserves upon acquisition (15%)
Replace 70%	Replace 80%	Replace 90%	Replace 2012 production

Reserves at the start of 2012, not including the Dolores mine, were 231.1 million silver ounces.  During 2012, we mined 26 million contained ounces, not including the Dolores mine.  Our exploration efforts yielded exceptional results as we added 31.2 million ounces to our reserves, thus replacing mined reserves during the year and adding an additional 2.3% to the reserve book as compared to the previous year.  Year end reserve was 236.4 million ounces, not including the Dolores mine.  The performance factor was 2.0, yielding an award for reserve replacement of 30%.

Project Development

For 2012, project development goals and performance factors were set at the following:

		.5	1.0	1.5	2.0
·	Acquire an asset or begin an internal expansion program of a current asset which has high probability of significant additional production before the end of 2012 (15%)	1 million oz. (Ag equivalent)	4 million oz. (Ag equivalent)	6 million oz. (Ag equivalent)	8 million oz. (Ag equivalent)
·	Achieve successful integration of Minefinders assets during 2012 (10%)	NA	Achieve successful integration	NA	NA
·	Achieve conditions to allow permitting of Navidad project (15%)	NA	NA	NA	Remove legal impediments to mining
·	Complete evaluation of the La Preciosa project and provide a definitive recommendation to the Board of Directors by the end of Q2 (5%)	Completed by Q4	Completed by Q2	NA	NA

The acquisition of Minefinders was completed on March 30, 2012, providing an anticipated production of 7.08 million silver equivalent ounces, the performance factor was 1.5, yielding an award of 22.5%.   Furthermore, the Minefinders assets were fully integrated at all locations by year end, so a performance factor of 1.0 and award of 10% were determined.

Despite the encouraging election results and positive comments regarding support for a change of mining regulations in Chubut, the law prohibiting open pit mining was not modified by the end of 2012 and therefore we scored 0% out of 15% on this objective.

Management provided a definitive recommendation to the Board of Directors in Q2 to discontinue involvement in the La Preciosa project, achieving a performance factor of 1.0, and yielding an award of 5%.

Production and Costs

For 2012, production and cost goals and performance factors were set at the following:

	.5	1.0	1.5	2.0
• Deliver on silver production (15%) and cash cost(1) guidance (10%) (Without Minefinders and adjusted for any board authorized divestiture)	Within 5% of budget <$13.50	Low Guidance of 21.5M ounces <$13.00	Budget of 22M ounces <$12.75	High guidance of 22.5M ounces <$12.50

Note:
(1)      Cash costs per ounce are non-GAAP measures.  Please see note on page 22.

We exceeded the incentive program threshold production target of approximately 21.5 million ounces of silver, producing approximately 22.2 million ounces, net of the Dolores mine and the Quiruvilca mine.  Consolidated cash costs, not including the Dolores and Quiruvilca mine, were $12.95 per ounce of silver which exceeded the goal of $13.00 per ounce.  As a result, a score of 32.5% out of a possible 25% was awarded with respect to the production and cash cost objectives.

 2012 AIP Awards

The below table summarizes the awards granted to NEO’s under the 2012 AIP, as a percentage of target and total award:

Executive	2012 Base Salary (CAD$)	Award Percentage of Target	Total award (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	$621,000	120.00%	$409,860
A. Robert Doyle Chief Financial Officer	$351,500	118.00%	$186,647
Steven L. Busby Chief Operating Officer	$528,000	123.50%	$326,040
Michael Steinmann Executive Vice President, Corporate Development and Geology	$433,000	125.00%	$270,625
Andres Dasso Senior Vice President, Operations	$420,500	121.50%	$229,908

Long-Term Incentive Plan

The third component of executive compensation is the granting of RSUs, stock options, and issuance of compensation shares pursuant to the Company’s LTIP guidelines.  The Board, subject to any necessary approvals by regulatory authorities, may grant stock options and compensation shares on an annual basis to senior managers and officers pursuant to our Stock Option Plan as set out on page 39.  We believe that the mix of RSUs, stock options, and compensation shares provides the best vehicle to help attract and retain employees by providing them with an opportunity to participate in our future success and to align the interests of our employees with our interests and the interests of our shareholders. The LTIP was initially approved by the Board on December 9, 2005 and was amended on August 12, 2008 and September 24, 2010.  The LTIP was further amended on May 15, 2012 to, among other things, add RSUs.

The terms of the LTIP were developed to provide guidelines to the Board regarding the grant of stock options and compensation shares under our Stock Option Plan to those holding senior management positions with us.  Awards in connection with LTIP guidelines are limited to key management positions that have responsibility for influencing our policy, strategy and the long-term performance.  No options, shares or other securities are issued directly under the LTIP.

The LTIP was designed to create a sense of ownership by our key employees and to link the compensation of such employees with our performance.  It provides guidelines for calculating an incentive target award for each of our eligible employees related directly to each employee’s position, long-term potential, and long-term contributions to us.  Targets are based on an employee’s base salary and are dependent on an employee’s responsibilities and contribution with regard to our long-term performance.

The formula for the LTIP calculation is as follows:

Base Salary x Target %

LTIP targets range from 55% to 60% of base salary for our NEO’s, other than the Chief Executive Officer whose target is 65% of base salary.  The following table summarizes the target percentages and amounts for each NEO:

Executive	Base Salary (CAD$)	Target Percentage (CAD$)	Target Amount (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	$621,000	65%	$403,650
A. Robert Doyle Chief Financial Officer	$351,500	55%	$193,325
Steven L. Busby Chief Operating Officer	$528,000	60%	$316,800
Michael Steinmann Executive Vice President, Corporate Development and Geology	$433,000	60%	$259,800
Andres Dasso Senior Vice President, Operations	$420,500	55%	$231,275

The LTIP consists of annual grants of restricted shares, RSUs, and/or options to participants to buy shares of the Company.  At least 25% of the total annual award is comprised of RSUs.  For the remaining 75% of the award amount, participants may elect a mix of restricted shares, RSUs, and option grants.

For share awards, participants are issued Pan American common shares, with a two (2) year “no trade” legend, and are therefore required to hold the shares for a minimum of two years.  There is no gross-up on common share awards, making the common share component of all awards net of required withholding taxes.

RSUs vest in two tranches, 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date.  RSUs entitle the holder to receive an amount equal to the value of the underlying share at the end of the RSU’s term.

For option awards, no options vest immediately.  50% of options granted in a particular year vest on the one year anniversary of being granted, and the other 50% on the second anniversary of being granted.  The options expire after seven years as set out under the LTIP guidelines.

The HRCC and Board consider the following when making award determinations under the LTIP: senior management’s recommendations, the employee’s performance evaluation, the employee’s long-term potential with us, and our performance.  The HRCC meets in-camera to determine the award level for the CEO after completing his performance evaluation.

The LTIP can be modified or suspended at any time at the Board’s discretion.   Modifications may include, but are not limited to, the following: 1) modification of award targets, 2) reduction or increase of award grants, and 3) changes to or final determination of the mix of award vehicles.

LTIP Awards for 2012

In 2012, the following awards were made under the LTIP:

Executive	Target (CAD$)	Percentage of Target Awarded	Amount Awarded in Shares (CAD$)(1)	Amount Awarded in Options (CAD$)(1)	Amount Awarded in RSUs (CAD$)	Total amount awarded (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	$403,650	100%	302,738	0	100,912	403,650
A. Robert Doyle Chief Financial Officer	$193,325	100%	48,331	48,331	96,663	193,325
Steven L. Busby Chief Operating Officer	$316,800	100%	0	237,600	79,200	316,800
Michael Steinmann Executive Vice President, Corporate Development and Geology	$259,800	100%	0	129,900	129,900	259,800
Andres Dasso Senior Vice President, Operations	$231,275	100%	173,456	0	57,819	231,275

Note:
(1)
In December, 2012, we awarded shares of common stock with a two year holding period, granted options and added a new mandatory grant for RSUs under this plan at $18.53 per unit.  We used the Black Scholes pricing model to determine fair value, and used as our assumptions for calculating fair value a risk free interest rate of 1.040% to 1.110%, weighted average volatility of 36.93% to 39.85%, expected lives ranging from 3 to 4 years based on historical experience dividend yield of 1.05% and an exercise price of CAD $18.53 per share.  The weighted average fair value of each option was determined to be CAD $4.69.

Stock Option and Compensation Share Plan

The Stock Option Plan, which governs our issuance of stock options and compensation shares, was established by the Board on May 13, 2008 (and approved by shareholders on May 13, 2008) and was amended on May 10, 2010.  The Stock Option plan complies with the rules set forth for such plans by the TSX and Nasdaq.  Awards of stock options or compensation shares under the Stock Option Plan are granted in accordance with the guidance provided by the LTIP.  The Stock Option Plan contemplates (i) the granting of options to purchase shares and/or (ii) the direct issuance of compensation shares to our executive officers, directors and service providers.

Granting Options and Compensation Shares

Any grant of options under the Stock Option Plan will be at the discretion of the Board, and the term of any options granted will also be at the discretion of the Board, but will not be in excess of ten years.  The Stock Option Plan also gives authority to the Board to issue up to 200,000 compensation shares in each calendar year. The maximum number of shares which may be issued pursuant to options granted or compensation shares issued under the Stock Option Plan may be equal to, but will not exceed 6,461,470 shares.  The number of shares which may be issuable to any one optionee under the Stock Option Plan together with all of our other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of our issued and outstanding common shares on a non-diluted basis.

The number of shares which may be issued to Insiders under the Stock Option Plan, together with all of our other previously established or proposed share compensation arrangements, in aggregate, shall not at any time exceed 10% of the total number of our issued and outstanding common shares on a non-diluted basis.  In addition, the number of shares which may be issuable under the Stock Option Plan, together with all our other previously established or proposed share compensation arrangements, within a one year period:  (i) to insiders in aggregate, shall not exceed 7% of the outstanding issue; (ii) to one optionee who is an insider or any associates of such insider, shall not exceed 2% of the outstanding issue: and (iii) to any non-employee director, other than the chair of the Board, shall not exceed an equity award value of $100,000 (other than options or shares granted or taken in lieu of cash fees).

Exercise of Options

The exercise price of options granted under the Stock Option Plan will be the weighted average trading price of our shares on the TSX for the five trading days prior to the grant date.  The Stock Option Plan provides for an optional cashless exercise mechanism where the optionee elects to relinquish the right to exercise their unexercised vested options and receive, in lieu thereof, a number of fully paid shares. The number of shares issuable pursuant to any such cashless exercise is equal to the quotient obtained by dividing the product of the number of unexercised vested options tendered for disposition multiplied by the difference between the market price and the option price of all shares subject to the tendered unexercised vested options by the market price of one share.

Termination of Options

Under the Stock Option Plan, options are non-assignable and non-transferable, and subject to such vesting provisions as the Board in their sole discretion shall determine. Where an option holder’s employment with us is terminated, other than for cause or by reason of death or disability, options granted under the Stock Option Plan will terminate on the earlier of:

•	The expiry date of the options
•	30 days after termination of employment

In the event of termination for cause, the options will terminate immediately upon the date which the individual ceases to be a director, officer or service provider.

In the event the individual ceases to be a director, officer or service provider due to death or disability, the options granted under the Stock Option Plan will terminate upon the earlier of:

•	The expiry date
•	12 months after the date of death or disability

Adjustment Provisions

The Stock Option Plan also contains an adjustment mechanism to alter the exercise price or number of shares issuable under the Stock Option Plan upon a share reorganization, corporate reorganization or other such event not in the ordinary course of business.  In the event of a take-over bid or change of control, 50% of an option holder’s unvested outstanding options will vest and are conditionally exercisable until immediately before the completion of the take-over bid or change of control, provided that: (i) any options that are unvested or unexercised by the completion of the take-over bid or change of control become null and void; and (ii) in the event the take-over bid or change of control is not completed within 90 days of the proposed completion date, the option holder will be refunded any payments made to exercise the options, the exercised options will be reissued, and the purported exercise of the options will be null and void.

Black Out Period

Except where not permitted by the TSX, where an option expires during a time when, pursuant to any of our policies, any of our securities may not be traded by certain persons as designated by us, including any holder of options under the Stock Option Plan (the Black Out Period) or within ten business days following the end of such Black Out Period, the term of such options will be extended to the end of day that is ten business days following the end of the applicable Black Out Period.

Amending the Stock Option Plan

The Stock Option Plan provides that the Board may make certain limited amendments to the Stock Option Plan or any option without shareholder approval, including

•
Amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the Stock Option Plan or any related option agreement

•	A change to the vesting provisions of an option
•	Extensions to the term of an option held by a person (other than an insider)
•	Accelerating the expiry date of an option
•	Amending the definitions contained within the Stock Option Plan
•	Amending or modifying the mechanics of the exercise of options (except with respect to the requirement that full payment be received for the exercise of options)
•	Amendments that are necessary to comply with the provisions of applicable laws or the rules, regulations and policies of the TSX
•	Amendments relating to the administration of the Stock Option Plan
•	Amendments that are necessary to suspend or terminate the Stock Option Plan
•
Any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the TSX and Nasdaq)

The Stock Option Plan expressly requires shareholder approval for:

•	Amendments that increase the number of shares issuable under the Stock Option Plan, except in certain circumstances as contemplated in the Stock Option Plan
•	Any reduction in the option price of an option if the optionee is not an insider at the time of the proposed amendment
•	Amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq)

The Stock Option Plan expressly requires disinterested shareholder approval for:

•	Amendments to the Stock Option Plan that could result at any time in the number of shares reserved for issuance under the Stock Option Plan to insiders exceeding 10% of the outstanding issue
•	Any reduction in the option price of an option if the optionee is an insider at the time of the proposed amendment
•	Amendments requiring disinterested shareholder approval under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq)

Options Currently Outstanding

As at April 3, 2013, there were options outstanding under the Stock Option Plan to acquire up to 1,118,751 shares which represents 0.74% of our non-diluted share capital. Under the Stock Option Plan, we have reserved a maximum of 6,461,470 shares, which represents 4.27% of our non-diluted share capital, which may be issued pursuant to options granted or compensation shares issued.

We provide no financial assistance to facilitate the purchase of shares to directors, officers or employees who hold options granted under the Stock Option Plan.

The following table sets forth information concerning the issuance of shares under the Stock Option Plan for the financial year ended December 31, 2012.(1)

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CAD$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by securityholders	1,353,290	$24.07	4,560,270(1)
Total	1,353,290	$24.07	4,560,270

Note:
(1)
6,461,470 shares reserved for issuance under our Stock Option Plan, less shares issued to the directors in connection with annual compensation, less options exercised, and less the number of options outstanding as at December 31, 2012.

Key Employee Long Term Contribution Plan

An additional element of our compensation structure is our Retention Plan.  The Retention Plan was approved by our directors in June 2008 in response to the intensely competitive labour market in the mining sector in early 2008, during which period highly qualified and experienced professionals were being actively approached and recruited by other mining and exploration companies.  The Retention Plan was designed to reward certain of our key employees over a fixed time period for remaining with us.

The Retention Plan was amended in 2009 for all participants, with payments extended over four years instead of three years, as originally approved.  The Retention Plan was originally a four-year plan with a percentage of the total retention bonus payable at the end of each year of the program provided that the individual is still our employee.  The Retention Plan design consisted of three bonus levels that were commensurate with various levels of responsibility, and provided for a specified annual payment for four years beginning in June 2008.  The terms of the Retention Plan contemplated that the annual contribution award be paid in the form of either cash or shares.  However, no shares were to be issued from the treasury pursuant to the Retention Plan without the prior approval of the Retention Plan by our shareholders and any applicable securities regulatory authorities.

The Chief Executive Officer was not an eligible participant under the Retention Plan, but has a separate retention program (the President and CEO Retention Plan) that was instituted for the same purpose as the Retention Plan.  The terms of the President and CEO Retention Plan was substantially similar to the Retention Plan, providing for a specified annual payment for four years which started in June 2008.  However, unlike eligible individuals under the Retention Plan, the recipient under the President and CEO Retention Plan was required to use the after-tax award to purchase our common shares on the open market within a specified time period and further required that the recipient hold those securities for a defined period of time.

In 2012 each NEO except the CEO received a Retention Plan payment in the amount of $125,000.  The CEO received a payment of $200,000 pursuant to the President and CEO Retention Plan.

Based on the competitive labor market for executive talent in the mining industry, in 2012, the Board of Directors extended the retention plan for an additional two years, to June 2014.  Under the extension each NEO, other than the CEO will receive a retention payment of $137,500 in June 2013 and in June 2014, subject to the same terms as the existing program.  For the CEO, the President and CEO Retention Plan was also extended, providing a retention payment of $220,000 in June 2013 and in June 2014.

Benefits

The last component of our executive compensation is benefits.  We make available an array of quality group benefit alternatives to address our employee’s health and other needs, and those of their dependents.

Summary Compensation Information

The following table sets forth information concerning all awards outstanding for each Named Executive Officer during our most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options (CAD$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CAD$)(1)	Market or payout value of vested share-based awards not paid out or distributed (CAD$)(1)
Geoffrey A. Burns President and Chief Executive Officer	30,167 31,653 9,652 51,836	17.73 25.18 40.22 24.90	Mar 11, 2014 Jan 4, 2015 Dec 10, 2017 Dec 9, 2018	27,452	9,803	182,728	-
A. Robert Doyle Chief Financial Officer	14,078 14,771 4,606 8,147 10,305	17.73 25.18 40.22 24.90 18.53	Mar 11, 2014 Jan 4, 2015 Dec 10, 2017 Dec 9, 2018 Dec 7, 2019	12,881 1,134	1,565	29,172	-
Steven L. Busby Chief Operating Officer	31,940 22,342 12,643 40,389 50,661	17.73 25.18 40.22 24.90 18.53	Mar 11, 2014 Jan 4, 2015 Dec 10, 2017 Dec 9, 2018 Dec 7, 2019	29,065 5,573	-	-	-
Michael Steinmann Executive Vice President, Corporate Development and Geology	21,016 22,052 6,478 38,814 27,697	17.73 25.18 40.22 24.90 18.53	Mar 11, 2014 Jan 4, 2015 Dec 10, 2017 Dec 9, 2018 Dec 7, 2019	9,562 3,047	-	-	-
Andres Dasso Senior Vice President, Operations	25,580 17,893 5,288 8,896	17.73 25.18 40.22 24.90	Mar 11, 2014 Jan 4, 2015 Dec 10, 2017 Dec 9, 2018		5,617	104,701	-

Note:
(1)	Based on the closing price of our common shares on the TSX as at December 31, 2012 being $18.64 CAD.

The following table sets forth information concerning the value of all awards that have vested or been earned by each of our Named Executive Officers for the financial year ended December 31, 2012.

Name	Option-based awards – Value vested during the year (CAD$)	Share-based awards – Value vested during the year (CAD$)	Non-equity incentive plan compensation – Value earned during the year (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	334,993	177,728	609,860
A. Robert Doyle Chief Financial Officer	156,336	28,373	311,647
Steven L. Busby Chief Operating Officer	236,448	0	451,040
Michael Steinmann Executive Vice President, Corporate Development and Geology	233,383	0	395,625
Andres Dasso Senior Vice President, Operations	189,362	101,836	354,908

The following table sets forth a summary of the total compensation paid to, or earned by, each NEO during our three most recently completed financial years.

Name and Principal Position	Year	Salary (CAD$)	Share-based awards (CAD$)(1)(2)	Option-based awards (CAD$)(1)(2)	RSUs (CAD$)	Non-equity incentive plan Compensation (CAD$)		Pension value (CAD$)	All Other Compensation (CAD$)	Total Compensation (CAD$)
						Annual incentive plans(1)	Long-term incentive plans
Geoffrey A. Burns President and Chief Executive Officer	2012 2011 2010	621,000 600,000 530,000	302,738 103,500 321,975	0 310,500 107,325	100,913	409,860 226,050 262,350	n/a	n/a	204,350 203,485 202,040	1,638,861 1,443,535 1,423,690
A. Robert Doyle Chief Financial Officer	2012 2011 2010	351,500 339,500 305,450	48,331 146,409 153,656	48,331 48,803 51,219	96,663	186,647 115,918 139,766	n/a	n/a	125,000 125,000 125,000	856,472 775,630 775,091
Steven L. Busby Chief Operating Officer	2012 2011 2010	528,000 510,000 409,000	0 80,644 140,594	237,600 241,931 140,594	79,200	326,040 176,269 215,236	n/a	n/a	125,000 125,000 125,000	1,295,840 1,133,844 1,030,424
Michael Steinmann Executive Vice President, Corporate Development and Geology	2012 2011 2010	433,000 417,500 403,000	0 77,499 216,109	129,900 232,495 72,036	129,900	270,625 167,261 196,966	n/a	n/a	125,000 125,000 125,000	1,088,425 1,019,755 1,013,111
Andres Dasso Senior Vice President, Operations	2012 2011 2010	420,500 406,000 392,000	173,456 159,862 176,400	0 53,288 58,800	57,819	229,908 88,176 202,860	n/a	n/a	125,000 125,000 125,000	1,006,683 832,326 955,060

Notes:
(1)
Annual Incentive Plan awards are paid in the calendar year following the year in which the employee’s performance is assessed.  For example, the Annual Incentive Plan award referenced for 2012 was paid in March 2013.

(2)
In December, 2012, we awarded shares of common stock with a two year holding period, granted options and added a new mandatory grant for RSUs under this plan at $18.53 per unit.  We used the Black Scholes pricing model to determine fair value, and used as our assumptions for calculating fair value a risk free interest rate of 1.040% to 1.110%, weighted average volatility of 36.93% to 39.85%, expected lives ranging from 3 to 4 years based on historical experience dividend yield of 1.05% and an exercise price of CAD $18.53 per share.  The weighted average fair value of each option was determined to be CAD $4.69.

Termination of Employment, Change in Responsibilities and Employment Contracts

Each of our Named Executive Officers is currently engaged under an employment contract. Each of these contracts is for an indefinite term and each provides for a base salary (as may be adjusted annually by such amount as the Board determines upon recommendation by the HRCC), discretionary bonus, grant of stock options, vacation time, and various benefits including life, disability, medical and dental insurance.  The employment contracts also provide for termination payments in certain circumstances and a double trigger change of control provision.

With respect to the employment contracts for Mr. Doyle, Mr. Busby, Mr. Steinmann and Mr. Dasso, in the event of termination without just cause, the contracts provide for a termination payment equal to two year’s annual base salary.  The employees would also be entitled to benefits for the same period (subject to certain limitations), plus an amount equal to two times the employee’s annual target AIP payment in lieu of certain other incentive payments.  These contracts also contain double trigger change of control provisions such that, if a person acquires or gains control of more than 50% of our outstanding common shares or acquires sufficient shares to replace a majority of the Board with its nominees and does so, the employee may, in certain circumstances, resign within nine months of the change of control and be entitled to additional payment.  Where such a circumstance occurs, the contracts provide for the same payments and entitlement to benefits as described above.  In addition, in the event of a take-over bid or change of control, 50% of an option holder’s unvested outstanding options will vest and are conditionally exercisable until immediately before the completion of the take-over bid or change of control, subject to certain limitations as described under the heading “Stock Option and Compensation Share Plan” beginning on page 39.

With respect to the employment contract for Mr. Burns, in the event of termination without just cause, the contract provides for a termination payment equal to two year’s annual base salary plus one month’s salary for each fully completed year of continuous employment with us, in the aggregate not to exceed three times annual salary.  Mr. Burns would also be entitled to benefits for the same period (subject to certain limitations), plus an amount equal to two times the employee’s annual target AIP payment in lieu of certain other incentive payments.  Mr. Burns’ contract also contains change of control provisions such that, if a person acquires or gains control of more than 50% of our outstanding common shares or acquires sufficient shares to replace a majority of the Board with its nominees and does so, the employee may, in certain circumstances, resign within twelve months of the change of control and be entitled to additional payment.  Where such a circumstance occurs, the contract provides for the same payments and entitlement to benefits as described above.  In addition, in the event of a take-over bid or change of control, 50% of an option holder’s unvested outstanding options will vest and are conditionally exercisable until immediately before the completion of the take-over bid or change of control, subject to certain limitations as described under the heading “Stock Option and Compensation Share Plan” beginning on page 39.

The below table summarizes the estimated cash payout assuming termination on December 31, 2012:

	Estimated Cash Payout on Termination	Estimated Values Vested Share Awards on Termination (CAD$)
Named Executive Officer	Without Cause or in the event of Change of Control (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	2,390,850	27,452
A. Robert Doyle Chief Financial Officer	1,019,350	12,811

Steven L. Busby Chief Operating Officer	1,584,000	29,065
Michael Steinmann Executive Vice President, Corporate Development and Geology	1,299,000	9,562
Andres Dasso Senior Vice President, Operations	1,219,450	23,278

Share Ownership and Holding Requirements

The HRCC has recommended minimum requirements, as outlined below, for share ownership by the following officers:  President and Chief Executive Officer; Chief Operating Officer; Chief Financial Officer; Executive Vice President Corporate Development and Geology; Senior Vice President, Mining Operations; and General Counsel.  These officers are required to hold those numbers of shares equal to the minimum share ownership requirements at the specified times during the length of their employment.  If equity awards are made to executives, awards will be made in shares until a time at which share ownership requirements are met.   In January, 2012, the HRCC increased share ownership requirements to the following. These requirements will take effect December 31, 2014

After 24 months employment     minimum 4,500 shares
After 48 months employment     minimum 9,000 shares
After 60 months employment     minimum 15,000 shares

The HRCC annually reviews compliance with the share ownership requirements and as at December 31, 2012, the HRCC felt that NEOs would be in compliance with the new requirements by December 31, 2014.  The table below provides a summary of NEO share ownership as of December 31, 2012:

Executive	Months with Company	Number of Shares Held
Geoffrey A. Burns President and Chief Executive Officer	Over 60 Months	58,373
A. Robert Doyle Chief Financial Officer	Over 60 Months	19,991
Steven L. Busby Chief Operating Officer	Over 60 Months	19,745
Michael Steinmann Executive Vice President, Corporate Development and Geology	Over 60 Months	13,493
Andres Dasso Senior Vice President, Operations	Over 60 Months	31,285

Other Information

Shares and Principal Shareholders

We are authorized to issue 200,000,000 common shares without par value of which 151,445,635 shares are outstanding as of April 3, 2013.

To the knowledge of our directors and senior officers, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of our issued and outstanding common shares.

Management Contracts

Our management functions are not, to any substantial degree, performed by a person other than our directors or senior officers through consulting contracts.  Robert P. Pirooz, our General Counsel, provides certain management services to us through a company indirectly owned by a trust of which Mr. Pirooz is a a beneficiary, Iris Consulting Limited.  In this regard, we paid Iris Consulting Limited, through which Mr. Pirooz provides his services, approximately CAD $300,000 for management and administrative fees earned in 2012.  Mr. Pirooz is also eligible to participate in certain of our incentive and benefits plans.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed in this Circular, none of our director or executive officers, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of our shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

Interest of Informed Persons in Material Transactions

No informed person (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations), proposed director, or any associate or affiliate of any informed person or proposed director, has had any material interest in any transaction since the commencement of our most recently completed financial year, or in any proposed transaction, which has materially affected or will materially affect us any of our subsidiaries.

APPENDIX A

CORORATE GOVERNANCE DISCLOSURE

Governance Disclosure Guidelines under
National Instrument 58-101
Disclosure of Corporate Governance Practices

BOARD OF DIRECTORS
Disclose the identity of directors who are independent.

The following members of the Board proposed for nomination as directors are considered to be “independent”, within the meaning of the Corporate Governance Disclosure Rules and the Nasdaq Rules:

Ross J. Beaty
Michael L. Carroll
Christopher Noel Dunn
Neil de Gelder
David C. Press
Walter T. Segsworth

Disclose the identity of directors who are not independent, and describe the basis for that determination.

▪	Geoffrey A. Burns – not independent – current President and Chief Executive Officer
▪	Robert P. Pirooz – not independent – current General Counsel

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of our directors are independent - six of the eight persons nominated as directors qualify as independent directors for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

▪	Ross Beaty – executive chair and member of the Board of Directors of Alterra Power Corp.
▪	Christopher Noel Dunn - member of the Board of Directors of Pretium Resources Inc., Alderon Iron Ore Corp. and Red Eagle Mining Corporation
▪	Robert Pirooz - member of the Board of Directors of Anfield Nickel Corp, Lumina Copper Corp. and Augusta Resource Corp.
▪	Walter T. Segsworth - member of the Board of Directors of Alterra Power Corp., Gabriel Resources Ltd., Heatherdale Resources Ltd., Nova Copper Inc. and Roxgold Inc.
▪	Neil de Gelder – chair, British Columbia Discovery Fund (VCC) Inc.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

At the beginning of each regularly scheduled meeting of the full Board, the independent members of the Board hold an in-camera meeting at which non-independent directors and members of management are not in attendance.  The lead director is the primary chair of the independent sessions and directors in attendance are encouraged to raise any concerns or issues that they may have.  There are no fixed durations for the in-camera sessions.

For the financial year ended December 31, 2012, there were 8 meetings of the full Board and 5 in-camera sessions.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Ross J. Beaty is the chair of the Board and is independent.  Walter T. Segsworth, an independent director, has been appointed lead director.

The Board has adopted a position description for the lead director, which was recommended by the Nominating and Governance Committee. The lead director’s primary responsibility is to ensure that the Board functions independent of management and to act as principal liaison between the independent directors and the Chief Executive Officer.  The “Mandate of the Lead Director” was attached as Schedule “A” to our 2006 information circular and filed on SEDAR.  The lead director holds in-camera meetings at each regularly scheduled Board meeting with all independent directors and then reports to the Board and makes recommendations to management.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

For the financial year ended December 31, 2012, the Board held 8 meetings of the full Board.  The attendance records of each of the directors for the most recently completed financial year are set out on page 18 of the Circular.

BOARD MANDATE
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has adopted a formal written mandate which defines its stewardship responsibilities.  The “Board of Directors Mandate” was attached as Schedule “A” to our 2010 information circular and filed on SEDAR.

POSITION DESCRIPTIONS
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted a written position description for the chair of the Board, titled “Mandate of the Chairman of the Board” which was attached as Schedule “C” to our 2006 information circular and filed on SEDAR.

While the chair of the Board qualifies as independent for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules, some corporate governance institutions would still consider Mr. Beaty non-independent due to his previous position with us.  As such, a lead director has been appointed and given a mandate (see page A-2).  The chair does not attend in-camera sessions of the independent directors of the Board.

The chair of each committee has been provided with a mandate for the committee and has accepted leadership responsibilities for ensuring fulfilment of the applicable mandate. Each chair is sufficiently skilled through education and experience to lead the respective committee.

Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and Chief Executive Officer have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board has adopted a written position description for the Chief Executive Officer, titled “Mandate of the Chief Executive Officer” which was attached as Schedule “D” to our 2006 information circular and filed on SEDAR.

ORIENTATION AND CONTINUING EDUCATION
Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Each new director, on joining the Board, is given an outline of the nature of our business, our corporate strategy, our current issues, our expectations concerning input from directors and the general responsibilities of our directors.  Each new director is given a Board manual which includes all Board related policies and mandates, as well as certain of our policies which affect all employees, including the Board. New directors are required to meet with management to discuss and better understand our business and will be advised by our counsel of their legal obligations as directors.

Directors have been and will continue to be given tours of our mines and development sites to give the directors additional insight into our business.  In addition, all directors are provided with monthly management reports regarding our business and operations.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

We recognize the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors, as well as emerging trends in the mining industry and in the regulatory and governance areas.

Our General Counsel has the responsibility of updating the Board members on new and evolving corporate governance developments applicable to directors of public companies with respect to their conduct, duties and responsibilities.  In particular, educational reading materials on matters of significance to us and the mining industry are provided to the Board annually and also on an ad hoc basis when appropriate.

Directors are encouraged to introduce topics of discussion that they feel are of particular importance to the Board, and they may request presentations or additional training by management or external advisors. In addition, we support the attendance of our directors at seminars and conferences that are of interest and of relevance to their position as a director, and the Nominating and Governance Committee is responsible for arranging funding for such attendance.

Directors have been and will continue to be given tours of our silver mines and development sites to give the directors additional insight into tour business.  In addition, all directors are provided with monthly management reports regarding our business and operations.

ETHICAL BUSINESS CONDUCT
Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

As part of its stewardship responsibilities, the Board has approved a formal Global Code of Ethical Conduct (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure.  The Code is applicable to all of our directors, officers and employees.  The Board, with the assistance of the Audit Committee, the Nominating and Governance Committee and the General Counsel, monitors compliance with the Code and the Board is responsible for the granting of any waivers from these standards to directors or executive officers.  We will disclose of any waiver from these standards granted to our directors or executive officers in our quarterly report that immediately follows the grant of such waiver.

There has been no conduct of a director or executive officer that constitutes a departure from the Code, and no material change report in that respect has been filed.

The full text of the Code is available on our website and is attached as Schedule “A” to our 2012 information circular filed on SEDAR.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose to the General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.

 Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Nominating and Governance Committee is primarily responsible for setting the standards of business conduct contained in the Code and generally for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

The Board sets the tone for ethical conduct for us by considering and discussing ethical considerations when reviewing our corporate transactions.

NOMINATION OF DIRECTORS
Describe the process by which the Board identifies new candidates for Board nomination.

All members of the Board are tasked with recommending individuals they believe are suitable candidates for the Board in light of the particular skills, experience and knowledge that is required on the Board, both generally and in specific circumstances, such as at the retirement of a current director.  Management may also recommend candidates that they feel have the appropriate qualifications to serve on the Board.

The Nominating and Governance Committee reviews the qualifications of and recommends to the Board possible nominees for election or re-election to the Board at each of our annual meetings and identifies, reviews the qualifications of and recommends to the Board possible candidates to fill vacancies on the Board between annual meetings.  The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to the composition of the Board.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

All members of the Nominating and Governance Committee are outside, non-management and independent directors in accordance with the Corporate Governance Disclosure Rules, the Nasdaq Rules and the Nominating and Governance Committee Charter.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Governance Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

Please see the more detailed discussion under the heading “Nominating and Governance Committee” on page 17.

COMPENSATION
Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Human Resources and Compensation Committee, with the assistance of our Chief Executive Officer and the Vice President of Human Resources and Security, as necessary, reviews overall compensation policies, compares them to the overall industry, and makes recommendations to the Board on the compensation of executive officers.

Please see the more detailed discussion under the headings “Director Compensation” and “Executive Compensation” beginning on pages 19 and 22, respectively.

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Human Resources and Compensation Committee is comprised of three directors, each of whom is an independent director as required by the Human Resources and Compensation Committee Mandate, and for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules.  The chair of the Human Resources and Compensation Committee is Walter T. Segsworth.

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources and Compensation Committee determines the salary and benefits of our executive officers, determines our general compensation structure, policies and programs, administers our annual incentive plan, long-term incentive plan and stock option and compensation share plan, and delivers an annual report to shareholders on executive compensation.

In addition, the Human Resources and Compensation Committee reviews and makes recommendations to the Board for approval with respect to the annual and long term corporate goals and objectives relevant to determining the compensation of the President and Chief Executive Officer.

Please see the more detailed discussion under the heading “Human Resources and Compensation Committee” beginning on page 16.

OTHER BOARD COMMITTEES
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has a Health, Safety and Environment Committee which currently consists of three directors.  We recognize that proper care of the environment and the health and safety of our employees is integral to our existence, our employees, the communities in which we operate and all of our operations.  The Health, Safety and Environment Committee ensures that an audit is made of all construction, remediation and active mines. The results of such audits are reported to the Health, Safety and Environment Committee as is the progress on any significant remediation efforts. The Health, Safety and Environment Committee ensures that strict policies with respect to the health and safety of our employees are in place at each of our operations and that such policies are enforced.

The Board has a Finance Committee which currently consists of four directors.  The purpose of the Finance Committee is to assist the Board in monitoring and reviewing our financial structure, investment policies and financial risk management programs and make recommendations to the Board in connection therewith.

Please see the more detailed discussion under the headings “Health, Safety and Environment Committee” on page 16 and “Finance Committee” on page 18.

ASSESSMENTS
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Chief Executive Officer is assessed each year on the basis of the objectives set out by the Board for that position, the Chief Executive Officer’s individual performance throughout the year and that individual’s ability to execute on long-term strategy. The Chief Executive Officer is assessed first by the Human Resources and Compensation Committee and then by the Board as a whole (other than the Chief Executive Officer).

The Board has also appointed a Nominating and Governance Committee, which proposes and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board. During 2005, the Nominating and Governance Committee, in consultation with the entire Board, undertook to formally establish the roles and responsibilities of each of the lead director, the chair of the Board and the Chief Executive Officer and determine against what criteria each such position should be assessed.

In 2006, the Nominating and Governance Committee developed a process to assess the Board as a whole and the committees of the Board.  The performance assessment of the Board and each committee of the Board is based on information and feedback obtained from director evaluation questionnaires provided to each director.  Each director is asked to complete and return the assessment questionnaire to the lead director on a confidential basis.  The lead director may discuss the completed questionnaires with individual directors where clarification is required.  The evaluation process focuses on Board and committee performance, and also asks for peer feedback and suggestions or comments regarding the performance of the chair of each committee and the lead director.  The lead director reports the results of the performance assessments to the Board.

The Board and the Nominating and Governance Committee formally assess the effectiveness of each member of the Board, and have determined that each Board member is significantly qualified through their current or previous professions and experience.  Each member fully participates in each meeting having in all cases been specifically canvassed for their input.

Suite 1500 – 625 Howe Street
Vancouver, B.C.
Canada  V6C 2T6

Tel : 604.684.1175
Fax : 604.684.0147

info@panamericansilver.com
www.panamericansilver.com

Document 2

PAN AMERICAN SILVER CORP.

Security Class

Holder Account Number

____
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Form of Proxy - Annual General and Special Meeting to be held on May 13, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.	Fold

Proxies submitted must be received by 2:00 PM (Vancouver Time) on Thursday, May 9, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• •	Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER
08MA13114.E.sedar/000001/000001/i

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Appointment of Proxyholder
I/We, being holder(s) of Pan American Silver Corp. hereby appoint(s): Geoffrey A. Burns, or failing this person, Robert P. Pirooz,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the securityholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of securityholders of Pan American Silver Corp. to be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on May 13, 2013 at 2:00 PM (Vancouver Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Ross J. Beaty	☐	☐	02. Geoffrey A. Burns	☐	☐	03. Michael L. Carroll	☐	☐
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04. Christopher Noel Dunn	☐	☐	05. Neil de Gelder	☐	☐	06. Robert P. Pirooz	☐	☐

07. David C. Press	☐	☐	08. Walter T. Segsworth	☐	☐

	For	Withhold

2. Appointment of Auditors
Reappointment of Deloitte LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against

3. Advisory Resolution on Compensation
To consider and, if thought appropriate, to pass an ordinary resolution approving the Corporation’s approach to executive compensation, the complete text of which is set out in the Information circular for the Meeting.
	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	April 15, 2013	By:	/s/ Delaney Fisher
			Name:	Delaney Fisher
			Title:	Corporate Secretary